Exhibit 99.2

GREAT PANTHER MINING LIMITED

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2020

GREAT PANTHER MINING LIMITED	Page 1
Management’s Discussion & Analysis

TABLE OF CONTENTS

PROFILE	3
SIGNIFICANT EVENTS	4
OPERATIONAL AND FINANCIAL HIGHLIGHTS	8
MINING OPERATIONS	9
ADVANCED PROJECTS	17
RESULTS OF OPERATIONS	18
SELECTED ANNUAL INFORMATION	26
SUMMARY OF SELECTED QUARTERLY INFORMATION	27
GUIDANCE AND OUTLOOK	29
LIQUIDITY AND CAPITAL RESOURCES	30
TRANSACTIONS WITH RELATED PARTIES	34
CRITICAL ACCOUNTING ESTIMATES	34
CHANGES IN ACCOUNTING POLICIES	34
NEW ACCOUNTING STANDARDS	34
FINANCIAL INSTRUMENTS	34
SECURITIES OUTSTANDING	35
NON-GAAP MEASURES	35
INTERNAL CONTROLS OVER FINANCIAL REPORTING	41
TECHNICAL INFORMATION	41
CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS	41
CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES	47

GREAT PANTHER MINING LIMITED	Page 2
Management’s Discussion & Analysis

MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the annual audited consolidated financial statements of Great Panther Mining Limited (“Great Panther” or the “Company”) for the year ended December 31, 2020, and the notes related thereto, which are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and the most recent annual Form 40-F/Annual Information Form (“AIF”) on file with the US Securities and Exchange Commission (“SEC”) and Canadian provincial securities regulatory authorities.

All information in this MD&A is current as at March 4, 2021, unless otherwise indicated. All dollar amounts are expressed in US dollars (“USD”) unless otherwise noted. References may be made to the Brazilian real (“BRL”), Mexican peso (“MXN”), Australian dollar (“AUD”) and Canadian dollar (“CAD”).

This MD&A contains forward-looking statements and should be read in conjunction with the Cautionary Statement on Forward-Looking Statements section at the end of this MD&A.

This MD&A contains references to non-Generally Accepted Accounting Principles (“non-GAAP”) measures. Refer to the section entitled Non-GAAP Measures for explanations of these measures and reconciliations to the Company’s reported financial results. As these non-GAAP measures do not have standardized meanings under IFRS, they may not be directly comparable to similarly titled measures used by others. Non-GAAP measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Some tables and summaries contained in this MD&A may not sum exactly, due to rounding.

PROFILE

Great Panther is an intermediate precious metals mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE American trading under the symbol GPL. The Company has three wholly owned mining operations including the Tucano gold mine (“Tucano”), which produces gold doré and is located in Amapá State in northern Brazil. In Mexico, Great Panther operates the Topia mine (“Topia”) in the state of Durango, which produces concentrates containing silver, gold, lead and zinc, and the Guanajuato Mine Complex (the “GMC”) in the state of Guanajuato. The GMC comprises the Guanajuato mine (“Guanajuato”), the San Ignacio mine (“San Ignacio”), and the Cata processing plant, which produces silver and gold concentrates.

On March 5, 2019, Great Panther acquired Beadell Resources Limited (“Beadell”) (the “Acquisition”), a gold mining company previously listed on the Australian Securities Exchange, which owned and operated Tucano. Tucano is part of an expansive set of exploration tenements, which are highly prospective and located in an under-explored ‘Birimian age’ greenstone terrane.

Great Panther also owns the Coricancha Mine Complex (“Coricancha”), a gold-silver-copper-lead-zinc mine and 600 tonnes per day processing facility. Coricancha is located in the central Andes of Peru, approximately 90 kilometres east of Lima. Coricancha is on care and maintenance, and the Company is evaluating the conditions under which a restart of production can be implemented.

Great Panther also owns several exploration properties which include: El Horcón, Santa Rosa, and Plomo in Mexico, and Argosy in Canada. The El Horcón property is located 100 kilometres by road northwest of Guanajuato, Santa Rosa is located 15 kilometres northeast of Guanajuato, and the Plomo property is located in Sonora, Mexico. The Argosy property is located in the Red Lake Mining District in northwestern Ontario, Canada.

Additional information on the Company, including its AIF, can be found on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml or on the Company’s website at www.greatpanther.com.

GREAT PANTHER MINING LIMITED	Page 3
Management’s Discussion & Analysis

SIGNIFICANT EVENTS

Management and Board Member Changes

On April 21, 2020, the Company announced changes to the Board of Directors and senior management team. Rob Henderson was appointed President and CEO effective April 21, 2020.  Mr. Henderson is a professional engineer and seasoned mining executive with 35 years of experience in operations, capital projects, and mining finance.  Most recently, Mr. Henderson was President and CEO of Amerigo Resources Ltd., a copper producer with assets in Chile.  He oversaw a successful $95.0 million debt financing to complete a major expansion project, safely increased production, lowered cash costs and extended the life of the operation to 2036. Prior to Amerigo, Mr. Henderson was SVP Technical Services with Kinross Gold Corporation. Board Chair and Interim President and CEO Jeffrey Mason stepped down from both roles and resigned from the Board of Directors; however, continued to provide consulting services to the Company to ensure a smooth transition of the executive duties to Mr. Henderson.

On April 21, 2020, the Company also appointed David Garofalo to the Board and as Board Chair.  Mr. Garofalo was previously President and CEO of Goldcorp Inc. until its sale to Newmont Corporation, creating the world's largest gold mining company. In addition to Mr. Garofalo, the Company also appointed Joseph Gallucci and Alan Hair to the Board. Mr. Gallucci has significant experience in mining investment banking and capital markets. He is currently a Managing Director and Head of Mining, Investment Banking at Laurentian Bank Securities Inc. Mr. Hair is a corporate director, and the former Chief Executive Officer of Hudbay Minerals Inc. and has extensive experience in leading mining companies.

Mr. Robert Archer did not stand for re-election to the Company’s board of directors at the 2020 annual general meeting of shareholders. Mr. Archer continues to provide services to the Company in an advisory capacity.

COVID-19 Response and Considerations

Great Panther has been closely monitoring the effects of the spread of the coronavirus respiratory disease (“COVID-19”) with a focus on the jurisdictions in which the Company operates and its head office location in Canada.  The rapid worldwide spread of COVID-19 has resulted in governments implementing restrictive measures to curb the spread of the virus.  During this period of uncertainty, Great Panther’s priority is to safeguard the health and safety of personnel and host communities, support and enforce government actions to slow the spread of COVID-19 and assess and mitigate the risks to our business continuity. As of the date of this MD&A, mining and processing operations at Tucano, the GMC, and Topia are operating without any significant impacts related to COVID-19.

In response to the increased rate of spread of COVID-19 infection, including the high incidence of infection in areas where the Company operates, Great Panther has developed and implemented COVID-19 prevention, monitoring and response plans following the guidelines of the World Health Organization and the governments and regulatory agencies of each country in which it operates to ensure a safe work environment. There is no assurance the Company’s plans and protocols will be effective in stopping the spread of the COVID-19 virus. The Company may experience an increase in COVID-19 infection amongst its employees and contractors even with the adoption of enhanced safety protocols and safeguards.

On April 2, 2020, the Company commenced an orderly suspension of mining and processing activities at the GMC and Topia in compliance with the directive of the Mexican Federal Government announced on March 31, 2020, to mitigate the spread of COVID-19.  The first directive, which affected the mining industry across Mexico, required suspension of activities until April 30, 2020, and was subsequently extended to May 30, 2020.  On June 3, 2020, the Company restarted mining operations in Mexico following a government order adding mining to the list of essential services.  The restart followed a phased approach to accommodate new protocols in response to COVID-19.

On November 16, 2020, the Company voluntarily suspended operations in Topia due to the detection of COVID-19 among the workforce in an effort to limit the spread among the workforce and in the local community. On December 17, 2020, the Company re-started Topia operations.

The Company has prepared contingency plans if there is a full or partial shutdown at any of its operations and is prepared to act quickly to implement them.  If authorities seek to restrict mining activities to mitigate the spread of COVID-19 or if the Company faces workforce shortages as a result of the spread, the Company will endeavour to do so in a manner to satisfy authorities and address workforce availability without executing a complete shutdown. The Company cannot provide assurance that there will not be interruptions to its operations in the future.

GREAT PANTHER MINING LIMITED	Page 4
Management’s Discussion & Analysis

Tucano Gold Mine

Exploration and Mineral Reserve and Resource Updates

In January 2020, Great Panther announced plans for a $6.6 million 2020 exploration drill program for Tucano, comprised of both "near-mine" and "regional" targets.

On June 23, 2020, Great Panther announced initial drill results from the 2020 drill program at Tucano. The drilling included 7,236 metres of near-mine diamond and reverse circulation drilling at the Tapereba (“TAP”) AB1 and AB3 open pits and 6,333 metres of rotary air blast and auger drilling on regional exploration targets. A full table of all significant intercepts drilled can be found on the Company's website.

On December 15, 2020, the Company released an updated Mineral Reserve and Mineral Resource estimate (the “MRMR”) for Tucano, with an effective date of September 30, 2020 (the “2020 MRMR”). After adjustments for mining depletion since September 30, 2019, the effective date of the Company’s last Mineral Reserve estimate announced on March 9, 2020 (the “2019 MRMR”):

•	Proven and Probable Mineral Reserves were estimated to contain 629,000 gold ounces, which represented a decline of roughly 17,000 gold ounces relative to the 2019 MRMR. (comprised of 3.9 million tonnes at an average grade of 1.2 g/t gold in the Proven Mineral Reserve category and 5.9 million tonnes at an average grade of 2.53 g/t gold in the Probable Mineral Reserve category)

•	Measured and Indicated (“M&I”) Mineral Resources (inclusive of Mineral Reserves) were estimated to contain approximately 953,000 gold ounces, consistent with the 2019 MRMR. (comprised of 4.8 million tonnes at an average grade of 0.97 g/t gold in the Measured Mineral Resource category and 11.4 million tonnes at an average grade of 2.18 g/t gold in the Indicated Mineral Resource category)

•	Inferred Mineral Resources were estimated to contain 534,000 gold ounces, a 34% decrease since the 2019 MRMR. (comprised of 5.997 million tonnes at an average grade of 2.77 g/t gold in the Inferred Mineral Resource category)

In January 2021, Great Panther announced its 2021 exploration program at Tucano with plans for 60,000 metres of drilling focused on the key objectives of continuing to extend the Tucano open pit mine life, further proving up the underground with a view to extending the high-grade zones, and making meaningful inroads into key regional targets in the expansive Tucano regional land package.

On February 2, 2021, Great Panther filed a technical report in respect of the 2020 MRMR, titled “Amended and Restated Technical Report on the 2020 Mineral Reserves and Mineral Resources of the Tucano Gold Mine, Amapá State, Brazil” (the “Tucano Technical Report”). The Tucano Technical Report is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Guanajuato Mine Complex

On March 9, 2020, the Company released an updated Mineral Resource estimate for the GMC, with effective dates of October 31, 2019, and July 31, 2019, for Guanajuato and San Ignacio, respectively (the “2019 GMC MRE”).

On November 23, 2020, the Company released an updated Mineral Resource estimate for the GMC, with an effective dates of July 31, 2020 (the “2020 GMC MRE”), based on 199 holes totalling 19,913 metres of drilling since the previous 2019 GMC MRE. After adjustments for mining depletion since the effective dates of the 2019 GMC MRE:

•	M&I Mineral Resources were estimated to contain 10.2 million silver equivalent ounces (“Ag eq oz”), a 17% increase over the previous estimate. (The 2020 GMC MRE is comprised of 600,941 tonnes at an average grade of 195 g/t silver and 2.16g/t gold in the Measured Mineral Resource category and 220,910 tonnes at an average grade of 209 g/t silver and 1.83g/t gold in the Indicated Mineral Resource category.)

•	Inferred Mineral Resources were estimated to contain 18.1 million Ag eq oz represented a more than doubling of the previous estimate. (comprised of 1,453,008 tonnes at an average grade of 185g/t silver and 2.25g/t gold)

•

On December 22, 2020, Great Panther filed a technical report in respect of the 2020 MRE, titled “NI 43-101 Mineral Resource Update Technical Report on the Guanajuato Mine Complex, Guanajuato and San Ignacio Operations, Guanajuato State, Mexico” (the “GMC Technical Report”). The GMC Technical Report is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

GREAT PANTHER MINING LIMITED	Page 5
Management’s Discussion & Analysis

The Company has been working with permitting authorities to expand the capacity of its existing GMC tailings storage facilities (“TSF”). In parallel, the Company has completed its review to identify technical alternatives to extend its tailings storage capacity utilizing existing permits and has begun modifying the tailings discharge using cyclones to extend the tailings capacity until June 30, 2021. This will allow more time for receipt of the pending expansion approval; however, if the expansion approval of the TSF has not been received prior to June 30, 2021 or is conditioned, the Company may need to cease milling operations at the GMC until receipt of the expansion approval or satisfaction of conditions.

Topia

Phase II and Phase III Tailings Storage Facilities

As disclosed on March 9, 2020, Great Panther ceased depositing tailings on the Topia Phase II TSF following a recommendation from the Company's independent tailings management and geotechnical consultants.

During the suspension of non-essential activities due to COVID-19, Great Panther continued monitoring the conditions on Phase II and installed additional geotechnical instrumentation. In addition, tests were carried out to determine the state of the tailings in Phase I. Extensive work has been carried out to identify and reduce the flow of water into the base of the TSF. Monitoring indicates it is safe to return to stacking in Phase II, which is expected to provide sufficient capacity until the end of 2022. Deposition at Phase II was restarted on the basis of continued positive results of monitoring and an interim stacking plan for Phase II received from a third-party consultant with strict control on sequence and compaction level. The Company has also received the required permit for Phase III, which will be available for use after constructing retaining walls and erosion controls around the base of the facility.

The Company cannot provide assurance that it will be successful in preventing further movement of the tailings and the risk of suspension of operations. Any movement of the material underlying the TSF could result in significant environmental damage, potential loss of life and property and consequential liability to the Company. There is no assurance that Phase II will be available for stacking of tailings through to the end of 2022, or that Phase III will be available when Phase II is no longer available.

Coricancha

On June 29, 2020, the Company announced it had reached an agreement with Nyrstar International B.V. and Nyrstar Netherlands (Holdings) B.V. (together, "Nyrstar") and NN2 Newco Limited, the parent of the Nyrstar entities, to amend certain agreements (the "Amending Agreements") in respect of the Company's remediation obligations in connection with Great Panther's 2017 acquisition of Coricancha from Nyrstar. The Amending Agreements include amendments to the Share Purchase Agreement under which the Company purchased Coricancha from Nyrstar and the related agreement for Coricancha under which Nyrstar agreed to fund a portion of the bond to secure remediation costs for Coricancha in the future in respect of a permanent closure of the mine.

Under the Amending Agreements, Nyrstar has agreed to extend its requirement to post-remediation bond obligations as security for closure costs at Coricancha beyond the original June 30, 2020 expiry date. The Amending Agreements provide that Nyrstar will maintain a $7.0 million bond until June 30, 2021 and $6.5 million for the following year, effectively deferring Great Panther's funding requirements for these amounts until June 30, 2022 unless Great Panther makes a decision to permanently close Coricancha. Great Panther has provided 80% collateral in the form of a deposit to cover the additional $2.7 million bond requirement as of June 30, 2020. In June 2017, the bond closure amount required by the Ministerio de Energía y Minas de Perú (the “MEM”) was increased by $1.2 million, which Great Panther funded. The total bond amount required by the MEM was $10.9 million as of June 30, 2020 and remains unchanged as of the date of this MD&A.

The Amending Agreements provide that Great Panther will use commercially reasonable efforts to seek an amendment to a closure plan for certain legacy tailings facilities that Nyrstar is obligated to fund. The objective of the amendment is to seek a technically superior closure plan for approval by the MEM with potentially lower costs. The Amending Agreements also provide that Great Panther will defer movement certain legacy tailings until the earlier of June 30, 2022 or notice of closure of Coricancha (described below), subject to applicable law, direction of governmental authorities and provided such deferral will not result in any fines, penalties or other sanctions on Great Panther. Refer to the section titled Advanced Projects, Coricancha for recent developments on this matter.

In addition, Great Panther has agreed to pay interest on the bond amounts Nyrstar has agreed to continue to fund at an annual rate of 3-month USD LIBOR plus 5%, and to defer any relocation of the legacy tailings until an agreement on a modified closure plan is achieved or there is a legal requirement to move the tailings. The Amending Agreements also provide Nyrstar with certain offer rights for Coricancha concentrates, which are secondary to those of a third party. The Amending Agreements do not impact the maximum reclamation obligation that Nyrstar is obligated to fund under the Share Purchase Agreement. In addition, the Amending Agreements have deferred the date by which the Company is permitted to make a decision as to whether to permanently close the Coricancha mine under its Mine Closure Agreement with Nyrstar from June 30, 2020, to June 30, 2022, with the corresponding agreement that the Company will not make such a decision prior to June 30, 2021. If a decision to permanently close the mine is made, Nyrstar will fund closure costs up to the revised amount of its bond funding obligation, and Coricancha will be required to post the full amount of the required amount of the remediation bond with Peruvian government authorities. If no decision is made to permanently close Coricancha by June 30, 2022, then Coricancha will likewise be required to post the full amount of the required reclamation bond.

GREAT PANTHER MINING LIMITED	Page 6
Management’s Discussion & Analysis

Coricancha is on care and maintenance while Great Panther evaluates conditions for a restart of the mine. The evaluation has included a Preliminary Economic Assessment (“PEA”) completed in 2018 and a Bulk Sample Program (“BSP”) completed in June 2019. In the fourth quarter of 2019, the Company initiated a limited mining and processing campaign of approximately 25,000 tonnes. These activities were temporarily suspended following the Peruvian government-mandated restrictions associated with the National State of Emergency announced on March 16, 2020, in response to the COVID-19 virus, which was lifted on May 24, 2020. Subsequently, the Company resumed the processing campaign and continued with its evaluation activities.

If the conditions for restart are not satisfied, the Company may examine options for closure. The Company may initiate a restart of Coricancha without first establishing reserves due to (i) the existing processing plant facility, (ii) the low initial capital costs to re-establish underground workings, and (iii) the Company’s knowledge of the mine and resource base. If a restart of operations does occur and its production decision is not based on any feasibility studies of Mineral Reserves demonstrating economic and technical viability, there may be increased uncertainty and risks with respect to revenues, cash flows and profitability of such operations, the potential to achieve any particular level of recovery, the costs of such recovery, the rates and costs of production and the life of mine plan, developed and studied as part of the BSP.

The PEA and BSP are preliminary in nature and include Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. There is no certainty that the results and conclusions of the PEA and BSP will be realized. Mineral Resources that are not Mineral Reserves have no demonstrated economic viability.

Gold Doré Prepayment Facility

On February 4, 2020, the Company completed an $11.25 million gold doré prepayment agreement (the "Agreement") with Samsung C&T U.K. Ltd. ("Samsung"), a wholly owned subsidiary of Samsung C&T Corporation, headquartered in Seoul, South Korea and a part of the Samsung Group.

In consideration of delivery and sale of approximately 3,000 ounces of gold contained in doré per month over a 2-year period commencing January 2020 from Tucano, Samsung has advanced an $11.25 million prepayment (the "Advance") to Great Panther. Gold deliveries are sold at a 0.65% discount to the benchmark price of gold at the time of delivery. The Advance will be repaid in equal instalments of $0.8 million per month commencing December 2020 until January 2022, such that all amounts outstanding to Samsung will be repaid in full. The Advance bears interest at an annual rate of 3-month USD LIBOR plus 5% and is secured by a pledge of all equity interests in Great Panther's Brazilian subsidiary that owns Tucano. Great Panther has a full option for early repayment of the Advance, subject to a 3% penalty applied to the outstanding balance. The Agreement also provides Samsung with a right of offer for concentrates produced from Coricancha in certain circumstances. Samsung has the option to offset proceeds from gold doré purchases with amounts owing under the Advance in certain limited circumstances.

Bought Deal Offering

On May 20, 2020, Great Panther completed an equity bought deal offering (the “Offering”) of 40,250,000 common shares at $0.40 per share for aggregate gross proceeds of $16.1 million. The Company paid a cash commission to the underwriters equal to 6% of the gross proceeds. The intended use of net proceeds from the Offering is for (i) near-mine and regional exploration programs at Tucano and (ii) improvement of the Company's working capital balances, and (iii) general corporate purposes. The Company used $1.5 million of the net proceeds of the Offering to repay existing unsecured debt under the Company’s amended credit agreement with MACA Limited (“MACA”), a former contractor at Tucano and approximately $3.1 million was used for near-mine and regional exploration expenditures. The Offering was made by way of a prospectus supplement dated May 14, 2020, to the Company's existing Canadian short form base shelf prospectus and a corresponding registration statement on Form F-10, as amended (File No. 333-231830) with the SEC, each dated July 2, 2019.

GREAT PANTHER MINING LIMITED	Page 7
Management’s Discussion & Analysis

Fatal Accident

Great Panther experienced a fatal accident at the GMC during the second quarter of 2020 as a result of a vehicle accident during care and maintenance activities. Great Panther personnel immediately followed mine rescue protocols, and authorities arrived at the mine to review the site of the accident. A full internal investigation was completed. The Company considers the health and safety of its workers and others in the communities in which it operates to be a top priority. The Company provides safety training and continuously updates safety procedures and practices.

Inaugural Sustainability Report

On September 14, 2020, Great Panther announced the publication of its first Sustainability Report highlighting the initiatives, progress and commitments in the areas of health, safety, environmental, social and governance management. The 2019 Sustainability Report is available on the Company’s website, under the heading Sustainability.

Great Panther’s 2019 Sustainability Report was prepared in accordance with the ‘Core’ Global Reporting Initiative (“GRI”) Standards and the GRI Mining & Metals Sector Disclosures. The report is Great Panther’s annual commitment to transparent disclosure on non-financial performance across material topics identified by the Company’s internal and external stakeholders.

OPERATIONAL AND FINANCIAL HIGHLIGHTS

Summary of Financial Results

(in thousands, except per oz, per share and exchange rate figures)	Q4 2020	Q4 2019	Change	% Change	2020	2019 [1]	Change	% Change
Revenue	$68,708	$65,679	$3,029	5%	$260,805	$198,653	$62,152	31%
Mine operating earnings before non-cash items[2]	$32,433	$8,447	$23,986	284%	$124,508	$41,874	$82,634	197%
Mine operating earnings	$22,144	$(5,046)	$27,190	n/a	$83,867	$6,845	$77,022	1125%
Net income (loss)	$13,611	$(28,068)	$41,679	n/a	$334	$(91,022)	$91,356	n/a
Adjusted net income (loss)[2]	$6,102	$(32,403)	$38,505	n/a	$22,524	$(47,260)	$69,784	n/a
Adjusted EBITDA[2]	$26,513	$(5,338)	$31,851	n/a	$98,019	$7,919	$90,100	1138%
Free cash-flow[2]	$9,057	$2,405	$6,652	277%	$26,941	$(12,123)	$39,064	n/a
Cash flow from operating activities	$17,972	$7,785	$10,187	131%	$68,889	$13,787	$55,102	400%
Cash and short-term deposits at end of period	$63,396	$36,970	$26,426	71%	$63,396	$36,970	$26,426	71%
Net working capital at end of period	$31,396	$12,815	$18,581	145%	$31,396	$12,815	$18,581	145%
Earnings (loss) per share – basic	$0.04	$(0.09)	$0.13	-144%	$0.00	$(0.33)	$0.33	-100%
Earnings (loss) per share – diluted	$0.04	$(0.09)	$0.13	-144%	$0.00	$(0.33)	$0.33	-100%
Average realized gold price per oz3	$1,884	$1,485	$399	27%	$1,785	$1,419	$366	26%
Average realized silver price per oz3	$25.06	$17.71	$7.35	42%	$21.28	$16.45	$4.83	29%
Brazilian real (BRL)/USD	$5.40	$4.12	$1.28	31%	$5.16	$3.94	$1.22	31%
Mexican peso (MXN)/USD	$20.59	$19.27	$1.32	7%	$21.41	$19.26	$2.15	11%

1 The comparative data presented for the year ended December 31, 2019 is for the period from March 5, 2019 to December 31, 2019, the period for which the Company owned Tucano following the acquisition of Beadell.

2 The Company has included the non-GAAP performance measures mine operating earnings before non-cash items, adjusted net income (loss), adjusted EBITDA, and free cash-flow throughout this document. Refer to the Non-GAAP Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s financial results reported in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

3 Average realized gold and silver prices are prior to smelting and refining charges.

GREAT PANTHER MINING LIMITED	Page 8
Management’s Discussion & Analysis

MINING OPERATIONS

Consolidated operations

	Q4 2020	Q4 2019	Change	% Change	2020	2019[1]		Change	% Change
Total material mined – Tucano (tonnes)	6,605,369	5,857,185	748,184	13%	25,483,176	19,343,355	[1]	6,139,821	32%
Ore mined – Tucano (tonnes)	749,510	715,346	34,164	5%	1,858,037	1,876,031	[1]	(17,994)	-1%
Ore mined – Mexico (tonnes)	50,868	64,843	(13,975)	-22%	207,864	262,877		(55,013)	-21%
Tonnes milled – Tucano	901,854	860,634	41,220	5%	3,359,041	2,520,981	[1]	838,060	33%
Tonnes milled – Mexico (excluding custom milling)	49,498	67,564	(18,066)	-27%	208,392	266,867		(58,475)	-22%
Tonnes milled – consolidated operations (excluding custom milling)	951,352	928,198	23,154	2%	3,567,433	2,787,848	[1]	779,585	28%
Consolidated production
Gold (ounces)	33,703	37,089	(3,386)	-9%	133,031	118,494	[1]	14,537	12%
Silver (ounces)	225,477	423,231	(197,754)	-47%	1,118,098	1,529,362		(411,264)	-27%
Lead (tonnes)	212	487	(275)	-56%	1,233	1,960		(727)	-37%
Zinc (tonnes)	294	650	(356)	-55%	1,714	2,576		(862)	-33%
Gold equivalent ounces (“Au eq oz”) produced[2]	36,997	44,697	(7,700)	-17%	150,051	146,853	[1]	3,198	2%
Consolidated sales
Gold ounces sold	33,374	38,992	(5,618)	-14%	132,436	120,056	[1]	12,380	10%
Au eq oz sold[2]	36,549	45,625	(9,076)	-20%	148,579	145,746	[1]	2,833	2%
Cost metrics
Cash cost per gold ounce sold[3]	$905	$1,268	$(363)	-29%	$833	$1,071		$(238)	-22%
All-in sustaining costs (“AISC”) per gold ounce sold, excluding corporate G&A expenditures[3]	$1,248	$1,615	$(367)	-23%	$1,228	$1,383		$(155)	-11%
AISC per gold ounce sold[3]	$1,318	$1,703	$(385)	-23%	$1,328	$1,484		$(156)	-11%

[1]	The comparative data presented for the year ended December 31, 2019 is for the period from March 5, 2019 to December 31, 2019, the period for which the Company owned Tucano following the Acquisition.

[2]	Gold equivalent ounces are referred to throughout this document. For 2020, Au eq oz were calculated using a 1:90 Au:Ag ratio, and ratios of 1:0.0006412 and 1:0.0007554 for the price/ounce of gold to price/pound of lead and zinc, respectively, and applied to the relevant metal content of the concentrates produced, expected to be produced, or sold from operations. The ratios are reflective of average metal prices for 2020. Comparatively, Au eq oz for 2019 were calculated using a 1:80 Au:Ag ratio, and ratios of 1:0.000795 and 1:0.00102258 for the price/ounce of gold to price/pound of lead and zinc, respectively, and applied to the relevant metal content of the concentrates produced, expected to be produced, or sold from operations. The ratios are reflective of average metal prices for 2019.

[3]	The Company has included the non-GAAP performance measures cash cost per gold ounce sold, AISC per gold ounce sold excluding corporate G&A expenditures, AISC per gold ounce sold, cash cost per payable silver ounce, and AISC per payable silver ounce throughout this document. Refer to the Non-GAAP Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s financial results reported in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

GREAT PANTHER MINING LIMITED	Page 9
Management’s Discussion & Analysis

Tucano

	Q4 2020	Q4 2019	Change	% Change	2020	20191		Change	% Change
Mining and processing
Ore mined (tonnes)	749,510	715,346	34,164	5%	1,858,037	1,876,031	[1]	(17,994)	-1%
Ore mined grade (g/t)	1.31	1.36	(0.05)	-4%	1.66	1.54		0.12	8%
Total waste mined (tonnes)	5,803,286	5,139,284	664,002	13%	23,562,964	17,438,667		6124,297	35%
Total material mined (tonnes)	6,605,369	5,857,185	784,184	13%	25,483,176	19,343,355		6,139,821	32%
Strip ratio	7.7	7.2	0.5	7%	12.7	9.3		3.4	37%
Tonnes milled	901,854	860,634	41,220	5%	3,359,041	2,520,981		838,060	33%
Plant head grade (g/t)	1.23	1.33	(0.10)	-8%	1.28	1.41		(0.13)	-9%
Plant gold recovery (%)	89.5%	92.8%	-3.3%	-4%	90.8%	92.4%		-1.6%	-2%
Production
Gold ounces	32,017	34,181	(2,164)	-6%	125,417	105,561	[1]	19,856	19%
Sales
Gold ounces	31,802	36,213	(4,411)	-12%	125,176	108,021	[1]	17,155	16%
Cost metrics
Cash cost per gold ounce sold[2]	$879	$1,340	$(461)	-34%	$849	$1,118		$(269)	-24%
AISC per gold ounce sold[2]	$1,171	$1,681	$(510)	-30%	$1,200	$1,406		$(206)	-15%

Metal Production

Tucano gold production for the year ended December 31, 2020, increased by 19% as the comparative data presented for the year ended December 31, 2019, is for the period from March 5, 2019, to December 31, 2019, the period for which the Company owned Tucano following the Acquisition.

Tucano gold production in the fourth quarter of 2020 decreased by 6% primarily because of lower gold grade and recovery as a result of the processing of lower grade stockpiles to supplement for lower ore mining rates due to mining at the base of the Urucum Central North pit, which is more limited in terms of mining capacity. These factors were partly offset by higher throughput.

Cash cost per gold ounce sold

Cash cost per gold ounce sold for the year ended December 31, 2020, decreased by $269 mainly due to the weakening of the BRL against the USD, which had the effect of reducing production costs in USD terms by $263 per gold ounce sold, lower BRL production costs ($2 per gold ounce sold), higher by-product credits primarily as a result of higher silver ounces produced ($3 per gold ounce sold) and lower smelting and refining charges ($1 per gold ounce sold).

Cash cost per gold ounce sold in the fourth quarter of 2020 decreased by $461 mainly due to lower BRL production costs ($140 per gold ounce sold), higher by-product credits primarily as a result of higher silver prices and ounces produced ($2 per gold ounce sold), lower smelting and refining charges ($1 per gold ounce sold), and the weakening of the BRL against the USD, which had the effect of reducing production costs in USD terms by $318 per gold ounce sold.

[1]	The comparative data presented for the year ended December 31, 2019 is for the period from March 5, 2019 to December 31, 2019, the period for which the Company owned Tucano following the Acquisition.

[2]	The Company has included the non-GAAP performance measures cash cost per gold ounce sold, AISC per gold ounce sold excluding corporate G&A expenditures, AISC per gold ounce sold, cash cost per payable silver ounce, and AISC per payable silver ounce throughout this document. Refer to the Non-GAAP Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s financial results reported in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

GREAT PANTHER MINING LIMITED	Page 10
Management’s Discussion & Analysis

AISC per gold ounce sold

AISC per gold ounce sold for the year ended December 31, 2020, decreased by $206 per gold ounce sold primarily due to the $269 decrease in cash cost as described above, and lower mine-level general and administrative (“G&A”) expenses as the comparative period included an accrual of $5.6 million for Brazil legal claims ($27 per gold ounce sold). These were partly offset by higher stripping costs ($78 per gold ounce sold), higher capital expenditures ($7 per gold ounce sold) and, increases in other costs ($5 per gold ounce sold).

AISC per gold ounce sold in the fourth quarter of 2020 decreased by $510 per gold ounce sold primarily due to the $461 decrease in cash cost as described above, lower mine-level G&A expenses as explained above ($89 per gold ounce sold), lower capital expenditures ($15 per gold ounce sold), and lower lease liability payments ($7 per gold ounce sold). These were partly offset by higher stripping and exploration costs ($58 per gold ounce sold), and increases in other costs ($4 per gold ounce sold).

Tucano Urucum Central South Pit

Mining of free diggable material commenced in July and was suspended in September while an independent consultant completed its analyses. Mining of Urucum Central South (“UCS”) restarted at 161 metres above sea level (“MASL”) in late October based on the results of geotechnical drilling and analyses performed to that point and the independent consultant provided recommendations regarding slope angles and mining from 161 MASL to 111 MASL. Draining the pit and monitoring of water levels in piezometer holes is being carried out as mining progresses. Any mining below 111 MASL will be evaluated on the basis of whether further drainage is required for horizontal drain holes in order to continue mining safely. These measures have been undertaken in response to an incident of slope instability as reported in the Company’s news releases on October 7, 2019, and October 15, 2019.

Exploration

Metres	Q4 2020	Q4 2019	FY 2020	FY 2019
Total metres of exploration drilling	9,637	8,224	32,471	18,037

Drilling was focused on testing the shallow, down plunge extension of mineralization to the north of the Urucum North pit with two diamond drills. An additional two drills carried out infill resource drilling and along strike evaluation of the Urucum East mineralized zone. The drilling intersected various mineralization intervals confirming and extending the Urucum East deposit but failed to detect a sub-parallel ore zone to the west. Positive drill results were received from Urucum North and these are to be modelled to determine if further drilling is warranted and to evaluate the potential impact on the current resource pit shell. The program comprised 5,574 metres of drilling.

Regional exploration drilling focused on rotary air blast (“RAB”) (3,000 metres) and diamond drilling (788 metres) at Saraminda and Mutum with auger (275 metres), soil and stream sediment programs at Janaina and Bigorna to ensure compliance with government requirements. The RAB drilling program initiated at Saraminda has the objective of defining a small surficial resource associated with two areas of historical garimpeiro activity. In parallel, multi-element soil geochemistry was interpreted indicating a 1,200 metres anomalous corridor linking the two former garimpeiro areas and suggesting a ballooning of the gold soil geochemistry anomaly over intersecting regional structures in the middle of the zone. RAB drilling is ongoing.

At Mutum, auger and RAB drilling results from the previously reported programs, delineated a 300 metre by 100 metre geochemistry anomaly at 2 metres to 16 metres below surface cover. In December, a diamond drill was mobilized to drill five scout holes in 788 metres to test the target and geology.

GREAT PANTHER MINING LIMITED	Page 11
Management’s Discussion & Analysis

The 2021 Tucano exploration program is budgeted for $8.4 million with the objective of defining new targets through regional soil sampling, fast-tracking prioritized targets within a 20-kilometer radius of the mine, replacing mined resources, and confirmation and extension drilling of the high-grade underground resource. The program includes a 24,000 metre near-mine resource definition program with drilling focused on TAP C, between TAP AB and Urucum and diamond drilling on shallower (200-400 metre deep) zones of higher-grade ore beneath Urucum, where 8,000 metres is planned. In addition, over 500 kilometres of planned regional multi-element soil geochemistry is to be carried out over the highly prospective exploration corridors defined in the third quarter of 2020, together with teams to fast-track prioritized regional targets that could provide ore to the Tucano plant.

GREAT PANTHER MINING LIMITED	Page 12
Management’s Discussion & Analysis

Guanajuato Mine Complex

Although Great Panther’s primary metal produced by value is gold as a result of the Acquisition, the Company continues to use and report cost metrics per payable silver ounce to manage and evaluate operating performance at the GMC, as silver continues to represent a significant portion of its production.

	Q4 2020	Q4 2019	Change	% Change	2020	2019	Change	% Change
Tonnes mined	40,909	47,460	(6,551)	-14%	150,804	185,587	(34,783)	-19%
Tonnes milled	39,539	48,710	(9,171)	-19%	151,001	187,610	(36,609)	-20%
Production
Silver (ounces)	128,214	180,454	(52,240)	-29%	520,905	590,781	(69,876)	-12%
Gold (ounces)	1,559	2,640	(1,081)	-41%	6,779	11,588	(4,809)	-41%
Silver equivalent ounces (“Ag eq oz”)[1]	268,524	391,637	(123,113)	-31%	1,131,028	1,517,853	(386,825)	-25%
Average ore grades
Silver (g/t)	117	136	(19)	-14%	125	116	9	8%
Gold (g/t)	1.46	2.00	(0.54)	-27%	1.66	2.26	(0.60)	-27%
Metal recoveries
Silver	85.9%	84.4%	1.5%	2%	85.5%	84.7%	0.8%	1%
Gold	84.3%	84.1%	0.2%	0%	84.0%	85.2%	-1.2%	-1%
Sales
Payable silver ounces	117,430	169,162	(51,732)	-31%	501,622	556,582	(54,960)	-10%
Gold ounces sold	1,472	2,544	(1,072)	-42%	6,628	11,052	(4,424)	-40%
Ag eq oz sold[1]	249,932	372,681	(122,749)	-33%	1,098,156	1,440,705	(342,549)	-24%
Cost metrics
Cash cost per payable silver ounce[2]	$22.36	$6.75	$15.61	231%	$10.67	$6.74	$3.93	58%
AISC per payable silver ounce[2]	$33.88	$10.72	$23.16	216%	$21.88	$13.21	$8.67	66%

Metal Production

Metal production for the year ended December 31, 2020 decreased by 25% mainly due to lower throughput following the temporary suspension of mining operations in Mexico for the months of April and May 2020 as a result of the COVID-19 pandemic, and lower gold grades and recoveries. These were partly offset by higher silver grades and recoveries.

Metal production in the fourth quarter of 2020 decreased by 31% mainly due to lower silver and gold grades, and lower throughput as productivity was affected by health and safety protocols implemented to safeguard against the spread of COVID-19. These were partly offset by higher silver recoveries.

Cash cost per payable silver ounce

Cash cost per payable silver ounce for the year ended December 31, 2020 increased by $3.93 per payable silver ounce primarily due to lower by-product credits ($4.24 per oz) as a result of lower gold ore grades and gold production, higher smelting and refining charges ($0.86 per oz), and higher MXN production costs ($2.11 per oz). These factors were partially offset by the weakening of the MXN to the USD, which had the effect of decreasing production costs in USD terms by $3.27 per oz.

[1]	Silver equivalent ounces are referred to throughout this document. For 2020, Ag eq oz are calculated using a 90:1 Ag:Au ratio and ratios of 1:0.0577 and 1:0.0680 for the price/ounce of silver to lead and zinc price/pound, respectively, and applied to the relevant metal content of the concentrates produced, expected to be produced, or sold from operations. The ratios are reflective of average metal prices for 2020. Comparatively, Ag eq oz for 2019 are calculated using a 80:1 Ag:Au ratio and ratios of 1:0.0636 and 1:0.0818 for the price/ounce of silver to lead and zinc price/pound, respectively, and applied to the relevant metal content of the concentrates produced, expected to be produced, or sold from operations. The ratios are reflective of average metal prices for 2019.

[2]	The Company has included the non-GAAP performance measures cash cost per gold ounce sold, AISC per gold ounce sold excluding corporate G&A expenditures, AISC per gold ounce sold, cash cost per payable silver ounce, and AISC per payable silver ounce throughout this document. Refer to the Non-GAAP Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s financial results reported in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

GREAT PANTHER MINING LIMITED	Page 13
Management’s Discussion & Analysis

Cash cost per payable silver ounce in the fourth quarter of 2020 increased by $15.61 per payable silver ounce primarily due to lower by-product credits ($1.19 per oz), higher MXN production costs and lower ounces sold ($17.36 per oz), and higher smelting and refining charges ($1.19 per oz). These factors were partially offset by the weakening of the MXN to the USD, which had the effect of decreasing production costs in USD terms by $1.74 per oz.

AISC per payable silver ounce

AISC per silver payable ounce of $21.88 for 2020 exceeded guidance of $13.00 - $14.00 provided earlier in the year due primarily to production shortfalls noted above, in addition to the care and maintenance costs incurred during the COVID-19 related suspension of operations.

AISC per payable silver ounce for the year ended December 31, 2020 increased by $8.67 per payable silver ounce primarily due to the increase in cash cost ($3.93 per oz) as described above, higher sustaining exploration, evaluation and development (“EE&D”) expenses ($2.25 per oz), higher sustaining capital expenditures ($0.34 per oz), higher Guanajuato care and maintenance costs ($1.05 per oz), and lower number of payable silver ounces, which increased AISC on a per payable silver ounce basis ($1.10 per oz).

AISC per payable silver ounce in the fourth quarter of 2020 increased by $23.16 per payable silver ounce primarily due to the increase in cash cost ($15.61 per oz) as described above, higher sustaining EE&D expenses ($5.16 per oz), and lower number of payable silver ounces ($3.64 per oz). These factors were partially offset by lower Guanajuato care and maintenance costs ($1.16 per oz), and lower sustaining capital expenditures ($0.23 per oz).

Exploration

Metres of exploration drilling	Q4 2020	Q4 2019	FY 2020	FY 2019
Guanajuato	5,308	3,306	12,155	8,832
San Ignacio	3,763	1,040	7,255	7,535
Total metres of exploration drilling	9,071	4,346	19,410	16,367

For the quarter ended December 31, 2020 and the year ended December 31, 2020, the number of metres of exploration drilling increased compared with the same periods in 2019. For the quarter ended December 31, 2020, San Ignacio has exceeded the planned meters of drilling.

The increases in drilling metres were in line with the Company’s plans to increase exploration at the GMC with the objective of increasing Mineral Resources. As previously noted, the Company announced the results of an updated Mineral Resource Estimate (“MRE”) for the GMC on November 23, 2020, with an increase in Measured and Indicated, and Inferred Resources. Further details can be found in the Company’s press release and NI 43-101 Technical Report filed in respect of the MRE. Development and drilling costs for the GMC are expensed.

Permitting

As previously disclosed, while the GMC waits for the Comisión Nacional del Agua (“CONAGUA”) permits, the Company has completed its review to identify technical alternatives to extend its tailings storage capacity under existing permits and has begun modifying the tailings discharge using cyclones to extend the tailings capacity until June 30, 2021. This allows more time for receipt of the pending expansion approval; however, if the expansion approval of the TSF has not been received prior to June 30, 2021 or is conditioned, the Company may need to cease milling operations at the GMC until receipt of the expansion approval or satisfaction of such conditions.

GREAT PANTHER MINING LIMITED	Page 14
Management’s Discussion & Analysis

Topia

Although Great Panther’s primary metal produced by value is gold as a result of the Acquisition, the Company continues to use and report cost metrics per payable silver ounce to manage and evaluate operating performance at Topia, as silver continues to represent its primary metal produced by value.

	Q4 2020	Q4 2019	Change	% Change	2020	2019	Change	% Change
Tonnes mined	9,959	17,383	(7,424)	-43%	57,060	77,290	(20,230)	-26%
Tonnes milled	9,959	18,854	(8,895)	-47%	57,391	79,257	(21,866)	-28%
Custom milling	–	472	(472)	-100%	–	1,429	(1,429)	-100%
Total tonnes milled	9,959	19,326	(9,367)	-48%	57,391	80,686	(23,295)	-29%
Production
Silver (ounces)	97,263	242,776	(145,513)	-60%	597,194	938,581	(341,387)	-36%
Gold (ounces)	127	267	(140)	-52%	835	1,344	(509)	-38%
Lead (tonnes)	212	487	(275)	-56%	1,233	1,960	(727)	-37%
Zinc (tonnes)	294	650	(356)	-55%	1,714	2,576	(862)	-33%
Silver equivalent ounces[1]	179,657	449,621	(269,964)	-60%	1,085,985	1,785,483	(699,498)	-39%
Average ore grades
Silver (g/t)	337	424	(87)	-21%	352	392	(40)	-10%
Gold (g/t)	0.81	0.81	–	0%	0.84	0.94	(0.10)	-11%
Lead (%)	2.31	2.74	(0.43)	-16%	2.31	2.65	(0.34)	-13%
Zinc (%)	3.42	3.64	(0.22)	-6%	3.25	3.44	(0.19)	-6%
Metal recoveries
Silver	90.0%	94.4%	-4.4%	-5%	92.0%	93.9%	-1.9%	-2%
Gold	48.7%	54.2%	-5.5%	-10%	54.1%	55.9%	-1.8%	-3%
Lead	92.2%	94.3%	-2.1%	-2%	93.0%	93.2%	-0.2%	0%
Zinc	86.2%	94.7%	-8.5%	-9%	92.0%	94.3%	-2.3%	-2%
Sales
Payable silver ounces	98,593	212,882	(114,289)	-54%	571,087	857,440	(286,353)	-33%
Gold ounces sold	100	235	(135)	-57%	632	983	(351)	-36%
Ag eq oz sold[1]	171,424	375,001	(203,577)	-54%	984,289	1,539,768	(555,479)	-36%
Cost metrics
Cash cost per payable silver ounce[1]	$21.07	$11.31	$9.76	86%	$14.77	$12.09	$2.68	22%
AISC per payable silver ounce[2]	$29.28	$13.71	$15.57	114%	$19.75	$15.35	$4.40	29%

Metal Production

Topia’s metal production for the year ended December 31, 2020 decreased by 39% in large part due to lower throughput following the temporary suspension of mining operations in Mexico for the months of April and May 2020 as a result of a federal mandate to restrict non-essential businesses because of the COVID-19 pandemic. In addition, the Company voluntarily suspended operations for five weeks in the fourth quarter of 2020 to mitigate the spread of COVID-19 at its operations and in the local community. The decrease in production is also a result of lower grades for all metals and lower silver, gold and zinc recoveries.

[1]	Silver equivalent ounces are referred to throughout this document. For 2020, Ag eq oz are calculated using a 90:1 Ag:Au ratio and ratios of 1:0.0577 and 1:0.0680 for the price/ounce of silver to lead and zinc price/pound, respectively, and applied to the relevant metal content of the concentrates produced, expected to be produced, or sold from operations. The ratios are reflective of average metal prices for 2020. Comparatively, Ag eq oz for 2019 are calculated using a 80:1 Ag:Au ratio and ratios of 1:0.0636 and 1:0.0818 for the price/ounce of silver to lead and zinc price/pound, respectively, and applied to the relevant metal content of the concentrates produced, expected to be produced, or sold from operations. The ratios are reflective of average metal prices for 2019.

[1]	The Company has included the non-GAAP performance measures cash cost per gold ounce sold, AISC per gold ounce sold excluding corporate G&A expenditures, AISC per gold ounce sold, cash cost per payable silver ounce, and AISC per payable silver ounce throughout this document. Refer to the Non-GAAP Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s financial results reported in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

GREAT PANTHER MINING LIMITED	Page 15
Management’s Discussion & Analysis

Metal production in the fourth quarter of 2020 decreased by 60% primarily due to suspension of operations noted above, as well as lower recoveries for all metals and lower silver, lead and zinc grades.

Cash cost per payable silver ounce

Cash cost per payable silver ounce for the year ended December 31, 2020 increased by $2.68 per payable silver ounce and is generally attributed to the lower production levels as a result of the COVID-19 related suspensions of operations, which reduced production levels while fixed operations costs and other costs were maintained. In particular, this resulted in lower payable silver ounces ($6.06 per oz impact) and lower by-product revenue ($6.13 per oz). In addition, cash cost was impacted by higher smelting and refining charges ($0.34 per oz) and lower ore processing revenue ($0.12 per oz). These factors were partially offset by lower MXN denominated production costs ($5.36 per oz), and the weakening of the MXN to the USD, which had the effect of decreasing production costs in USD terms by $4.61 per oz.

Cash cost per payable silver ounce in the fourth quarter of 2020 increased by $9.76 per payable silver ounce primarily due to lower payable silver ounces ($13.11 per oz), lower by-product revenue ($8.73 per oz), and lower ore processing revenue ($0.36 per oz). These factors were partially offset by the weakening of the MXN to the USD, which had the effect of decreasing production costs in USD terms by $2.65 per oz, lower MXN denominated production costs ($8.92 per oz), and lower smelting and refining charges ($0.87 per oz).

AISC per payable silver ounce

AISC per payable silver ounce for the year ended December 31, 2020 increased by $4.40 per payable silver ounce primarily due to the increase in cash cost ($2.68 per oz) as described above, lower number of payable silver ounces, which increased AISC on a per payable silver ounce basis ($1.64 per oz), and care and maintenance costs ($1.45 per oz). These factors were partly offset by lower sustaining EE&D expenses ($0.93 per oz) and lower sustaining capital expenditures ($0.44 per oz).

AISC per payable silver ounce in the fourth quarter of 2020 increased by $15.57 per payable silver ounce primarily due to the increase in cash cost ($9.76 per oz) as described above, lower number of payable silver ounces, which increased AISC on a per payable silver ounce basis ($2.78 per oz), care and maintenance costs ($2.52 per oz), and higher sustaining capital expenditures ($1.78 per oz). These factors were partly offset by lower sustaining EE&D expenses ($1.27 per oz).

Exploration

Metres of exploration drilling	Q4 2020	Q4 2019	FY 2020	FY 2019
Total metres of exploration drilling	146	1,146	941	5,344

The decrease in metres of exploration drilling in 2020 compared with the same period in 2019 and the original drill program was mainly due to delays in obtaining a permit from the Mexican environmental permitting authority, Secretaría del Medio Ambiente y Recursos Naturales (“SEMARNAT”), as a result of COVID-19 government-related shutdowns. As such, only one small drill rig was used at Topia. Drilling will be accelerated starting in February 2021 to make up for the lower metres drilled during 2020.

Permitting

The Company has received the permit for the Phase III TSF, which will be available after constructing retaining walls and erosion controls around the base of the facility.  For additional information on the Topia TSFs, see Significant Events section of this MD&A.

GREAT PANTHER MINING LIMITED	Page 16
Management’s Discussion & Analysis

ADVANCED PROJECTS

Coricancha

Great Panther acquired Coricancha in June 2017. In July 2018, the Company filed a PEA that outlined the potential for three million Ag eq oz of annual production. In June 2019, the BSP was completed and confirmed the key operating assumptions for Coricancha contained in the PEA. The Company also identified the potential to increase the life of mine by developing a mine plan for the resources not incorporated into the PEA, which utilizes only approximately 28% of the overall resource. Under the BSP, a total of 5,089 tonnes of mineralized material was mined from the Constancia and Escondida veins and processed through the plant. The program produced 15,561 ounces of silver, 303 ounces of gold, 107,319 pounds of lead, and 99,889 pounds of zinc through the production of zinc and lead concentrates. In the third quarter of 2019, the Company sold the majority of the metal concentrate produced from the BSP.

The PEA and the BSP are preliminary in nature and include Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. There is no certainty that the results and conclusions of the PEA and the BSP will be realized. Mineral Resources that are not Mineral Reserves have no demonstrated economic or technical viability.

The Company may initiate a restart of Coricancha without first establishing Mineral Reserves due to (i) the existing processing plant facility, (ii) the low initial capital cost to re-establish underground workings, and (iii) the Company’s knowledge of the mine and resource base. If a restart of operations does occur and its production decision is not based on any feasibility studies of Mineral Reserves demonstrating economic and technical viability, there may be increased uncertainty and risks with respect to revenue, cash flows and profitability of such operations, the potential to achieve any particular level of recovery, the costs of such recovery, the rates and costs of production and the life of mine plan, developed and studied as part of the BSP.

In the fourth quarter of 2019, the Company undertook a limited mining and processing campaign of approximately 25,000 tonnes. The campaign was suspended in the first quarter of 2020 as a result of Peruvian government-mandated restrictions associated with COVID-19 and resumed in the second quarter of 2020. Refer to the Significant Events section of this MD&A for further information on this processing campaign and the current status of Coricancha.

The Company has undertaken the reclamation of certain legacy tailings facilities at Coricancha under a remediation plan approved by the MEM, the relevant regulatory body. In addition, as part of the purchase of Coricancha, the Company has an agreement with Nyrstar for the reimbursement of the cost of these reclamation activities. The Company is seeking approval of a modification to a remediation plan from the MEM in accordance with the recommendations of an independent consultant to preserve the stability of nearby areas. The Company has changed the scheduling of the reclamation work, pending a decision from the MEM regarding the proposal to modify the approved remediation plan. To protect itself from any pending or future fines, penalties, regulatory action or charges from government authorities and to request the MEM issue a decision of the proposed modification to the remediation plan for legacy tailings, the Company initiated a Constitutional Case and was successfully awarded an injunction to prevent fines and penalties until MEM issues its decision. Subsequent to the year ended December 31, 2020, the Company was notified of a second instance decision in the Constitutional Case which unfavourably dismissed the Company’s Constitutional Case. The decision requests that the MEM issue a technical report evaluating the proposed modifications to the remediation plan within two months of the decision. The Company has the opportunity to appeal this decision and is considering the merits of an appeal. The Company expects that the related injunction will be cancelled in the near future. While it is possible to appeal the Constitutional Case proceeding, it will not be possible to appeal the cancellation of the injunction.  The cancellation of the injunction will expose the Company to potential fines, penalties, regulatory action or charges from government authorities. Separately, the Company plans to develop alternatives to propose to MEM to allow for the full reclamation while preserving the stability of the surrounding areas.

GREAT PANTHER MINING LIMITED	Page 17
Management’s Discussion & Analysis

RESULTS OF OPERATIONS

Year ended December 31, 2020

	FY 2020				FY 2019%
	Tucano	GMC	Topia	Total	Tucano[1]	GMC	Topia	Total	Change
Sales quantities
Gold (ounces)	125,176	6,628	632	132,436	108,021	11,052	983	120,056	10%
Silver (ounces)	23,797	501,622	571,087	1,096,506	5,243	556,582	857,440	1,419,265	-23%
Lead (tonnes)	–	–	1,185	1,185	–	–	1,802	1,802	-34%
Zinc (tonnes)	–	–	1,371	1,371	–	–	1,946	1,946	-30%
Au eq oz sold	125,440	12,202	10,937	148,579	108,086	18,009	19,651	145,746	2%
Revenue (000s)
Gold revenue	$223,272	$11,889	$1,137	$236,298	$153,504	$15,554	$1,354	$170,412	39%
Silver revenue	487	10,816	12,036	23,339	93	9,162	14,089	23,344	0%
Lead revenue	–	–	2,146	2,146	–	–	3,581	3,581	-40%
Zinc revenue	–	–	3,088	3,088	–	–	4,938	4,938	-37%
Ore processing revenue	–	–	34	34	–	–	102	102	-67%
Smelting and refining charges	(69)	(1,486)	(2,545)	(4,100)	(200)	(1,173)	(2,351)	(3,724)	10%
Total revenue	$223,690	$21,219	$15,896	$260,805	$153,397	$23,543	$21,713	$198,653	31%
Average realized metal prices and FX rates
Gold (per ounce)				$1,785				$1,419	26%
Silver (per ounce)				$21.28				$16.45	29%
Lead (per pound)				$0.82				$0.90	-9%
Zinc (per pound)				$1.02				$1.15	-11%
USD/CAD				1.341				1.327	1%
USD/BRL				5.156				3.943	31%
USD/MXN				21.409				19.259	11%

[1]	The comparative data presented for the year ended December 31, 2019 is for the period from March 5, 2019 to December 31, 2019, the period for which the Company owned Tucano following the Acquisition.

GREAT PANTHER MINING LIMITED	Page 18
Management’s Discussion & Analysis

(000s)	FY 2020	FY 2019[1]	Change	% Change
Revenue	$260,805	$198,653	$62,152	31%
Production costs	136,297	156,779	(20,482)	-13%
Mine operating earnings before non-cash items[2]	124,508	41,874	82,634	197%
Amortization and depletion	40,305	34,671	5,634	16%
Share-based compensation	336	358	(22)	-6%
Mine operating earnings	83,867	6,845	77,022	1,125%
Mine operating earnings before non-cash items (% of revenue)	48%	21%
Mine operating earnings (% of revenue)	32%	3%
G&A expenses	12,926	17,557	(4,631)	-26%
EE&D expenses	13,295	24,026	(10,731)	-45%
Impairment of goodwill	–	38,682	(38,682)	-100%
Business acquisition costs	–	2,923	(2,923)	-100%
Care and maintenance costs	693	795	(102)	-13%
Finance and other expense	52,828	13,140	39,688	302%
Tax expense	3,791	744	3,047	410%
Net income (loss)	$334	$(91,022)	$91,356	-100%
Adjusted net income (loss) [2]	$22,524	$(47,260)	$69,784	n/a
Adjusted EBITDA[2]	$98,019	$7,919	$90,100	1,138%
Free cash-flow[2]	$26,941	$(12,123)	$39,064	n/a

Revenue

(000s)	Gold	Silver	Other metals	Smelting and refining costs	Total
Increase (decrease) in revenue related to:
Price	$48,218	$5,275	$(601)	$–	$52,892
Volumes sold	17,669	(5,281)	(2,685)	–	9,703
Other	–	–	(67)	(376)	(443)
	$65,887	$(6)	$(3,353)	$(376)	$62,152
Revenue – Year ended December 31, 2019					198,653
Revenue – Year ended December 31, 2020					$260,805

Revenue increased by $62.2 million mainly due to higher gold production and sales at Tucano ($24.7 million) and higher realized gold and silver prices ($53.5 million). These factors were partly offset by lower sales volume from the Mexican operations ($15.0 million), lower realized prices for lead and zinc ($0.6 million), and higher smelting and refining charges ($0.4 million).

Production costs

Production costs decreased by $20.5 million primarily due to the weakening of the BRL and MXN relative to the USD, which reduced production costs in USD terms ($35.5 million), lower sales volume from the Mexican operations ($10.8 million), and lower BRL production costs at Tucano ($0.4 million). These were partially offset by higher sales volume at Tucano ($19.4 million), unabsorbed fixed costs incurred at Topia and the GMC during the April and May COVID-19 related shutdowns ($1.3 million), and higher MXN production costs at the GMC and Topia ($5.5 million).

[1]	The comparative data presented for the year ended December 31, 2019 is for the period from March 5, 2019 to December 31, 2019, the period for which the Company owned Tucano following the Acquisition.

[2]	The Company has included non-GAAP performance measures such as mine operating earnings before non-cash items, adjusted net income (loss), adjusted EBITDA, and free cash-flow throughout this document. Refer to the Non-GAAP Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s financial results reported in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

GREAT PANTHER MINING LIMITED	Page 19
Management’s Discussion & Analysis

Amortization and depletion

Amortization and depletion increased by $5.6 million primarily due to higher sales of gold, partly offset by the reduction in depreciation as a result of the increase in the estimated useful life of Tucano based on the 2020 MRMR update announced in the fourth quarter.

Mine operating earnings

Mine operating earnings before non-cash items were $124.5 million compared with $41.9 million. The components of mine operating earnings before non-cash items being revenue and production costs are analyzed above.

Mine operating earnings, including non-cash items, were $83.9 million compared with $6.8 million.

General and administrative expenses

G&A expenses decreased by $4.6 million, or 26%, as the comparative period included a $5.6 million accrual for Brazil legal claims and a $0.6 million non-recurring severance charge as a result of management changes. G&A expenses also decreased as a result of a $1.7 million decrease in G&A expenses related to the Australian head office of the former parent company of Tucano for which the primary severance and other post-acquisition contractual costs came to an end in the second quarter of 2020 following the closure of the office in the second quarter of 2019. These were partly offset by a $2.1 million increase in insurance premiums, a $0.7 million increase in share-based compensation included in G&A, a $0.3 million increase in audit and taxation fees, and a $0.2 million increase in filing fees.

Exploration, evaluation and development expenses

EE&D expenses decreased by $10.7 million, or 45%, mainly due to a $9.7 million decrease in Mexico reclamation and remediation provision estimate recorded in EE&D, a $2.6 million decrease in Coricancha expenditures, and a $0.5 million decrease in Topia exploration. These decreases were partly offset by a $0.6 million increase in San Ignacio development expenses, a $0.8 million increase in Guanajuato development expenses, a $0.5 million estimated reclamation and remediation provision for Argosy property, and a $0.2 million increase in Guanajuato exploration drilling.

Impairment of goodwill

In the first quarter of 2019, the Company recorded an impairment of goodwill of $38.7 million related to Tucano. For accounting purposes, the Company re-evaluated its initial assessment of the purchase price allocation of Tucano following receipt of the 2019 MRMR for Tucano dated effective September 30, 2019. The Company’s updated assessment of the carrying value of Tucano assigned a value of $85.4 million to the Tucano depreciable mineral properties, plant and equipment on the Acquisition and $43.2 million to non-depreciable mineral properties reflecting the underground reserves and resources, open pit resources, and near-mine and regional exploration potential. The assessment resulted in a reduction of the carrying value of Tucano’s mineral properties, plant and equipment from $167.3 million to $132.1 million and recognition of a $3.5 million deferred income tax liability. Goodwill of $38.7 million, being the difference between the fair value of net identifiable assets acquired and the original share exchange value plus assumed debt, was impaired at March 31, 2019.

Business acquisition costs

Business acquisition costs for the year ended December 31, 2019 of $2.9 million related to the Acquisition.

GREAT PANTHER MINING LIMITED	Page 20
Management’s Discussion & Analysis

Finance and other income (expense)

(000s)	2020	2019	Change	% Change
Interest income	$347	$726	$(379)	-52%
Finance costs	(3,981)	(5,752)	1,771	-31%
Accretion expense	(2,629)	(3,404)	775	-23%
Gain (loss) on derivative instruments	(27,980)	2,353	(30,333)	-1,289%
Foreign exchange loss	(16,397)	(3,852)	(12,545)	326%
Other expense	(2,188)	(3,211)	1,023	-32%
Total finance and other expense	$(52,828)	$(13,140)	$(39,688)	302%

Finance and other income expense primarily reflects gain or loss on derivative instruments, finance income or expense and foreign exchange losses. During the year ended December 31, 2020, the Company realized losses on BRL/USD forward contracts totalling $21.6 million and recorded unrealized mark-to-market losses of $6.4 million.

As at December 31, 2020, Great Panther held non-deliverable forward foreign exchange contracts for BRL against USD totalling BRL 88.2 million (December 31, 2019 – BRL 418.2 million) at various pre-determined rates ranging from BRL 4.37/USD to BRL 4.45/USD, at various maturity dates until February 2021. The fair value of these outstanding non-deliverable forward foreign exchange contracts resulted in a liability of $3.0 million at December 31, 2020 (December 31, 2019 – asset of $3.5 million). A non-deliverable forward foreign exchange contract does not require physical delivery of the designated currencies at maturity. The objective of the Company’s BRL/USD hedging strategy, which was executed in the fourth quarter of 2019 and first quarter of 2020, was to reduce exposure to any appreciation in the BRL, which was at or near record lows relative to the USD. This allowed the Company to gain better certainty with regard to the Company’s projected operating cash flows and capital expenditures for Tucano at a time of lower gold prices. The Company has not entered any additional forward contracts since January 2020.

The foreign exchange loss related primarily to the translation of foreign currency-denominated borrowings and net working capital into the BRL functional currency of the Company’s operations in Brazil.

There were also decreases in other expenses in this category primarily consisting of interest expenses related to borrowings and past-due payables of $1.8 million, the write-off of Tucano’s Imposto de Circulação de Mercadorias e Serviços de Transporte Interestadual de Intermunicipal e de Comunicações (“ICMS”) of which $2.0 million was determined to be unrecoverable, accretion expense on reclamation and remediation provision of $0.3 million and accretion expense on lease liabilities of $0.5 million.

Tax expense

Income tax expense was $3.8 million compared with an expense of $0.7 million. The majority of the income before taxes during the third quarter of 2020 was attributable to the operations in Brazil, where the statutory corporate tax rate is 34% and tax loss carryforwards are limited in application to 30% of taxable income in any one year. The Company’s effective tax rate for the third quarter of 2020 was 92% and was higher than the statutory rate in Brazil due to losses at the Company’s subsidiaries other than Brazil where the Company has not recognized the benefit of tax losses and other tax attributes for accounting. Refer to note 23 of the consolidated financial statements for the year ended December 31, 2020 for further details.

Net income (loss)

The Company recorded a net income of $0.3 million compared with a net loss of $91.0 million.

Adjusted earnings before interest, taxes, depreciation and amortization (“EBITDA”)

Adjusted EBITDA increased by $90.1 million primarily due to an $82.6 million increase in mine operating earnings before non-cash items, a $1.0 million decrease in other expenses, a $1.1 million decrease in EE&D expenses before non-cash items (such as non-cash share-based compensation and changes in estimates of reclamation provisions), a $5.2 million decrease in G&A cash expenses and a $0.1 million decrease in care and maintenance costs at the GMC.

GREAT PANTHER MINING LIMITED	Page 21
Management’s Discussion & Analysis

Three months ended December 31, 2020

	Q4 2020				Q4 2019				% Change
	Tucano	GMC	Topia	Total	Tucano	GMC	Topia	Total
Sales quantities
Gold (ounces)	31,802	1,472	100	33,374	36,213	2,544	235	38,992	-14%
Silver (ounces)	5,943	117,430	98,593	221,966	5,243	169,162	212,882	387,287	-43%
Lead (tonnes)	–	–	204	204	–	–	419	419	-51%
Zinc (tonnes)	–	–	252	252	–	–	469	469	-46%
Au eq oz sold	31,868	2,777	1,905	36,550	36,279	4,658	4,688	45,625	-20%
Revenue (000s)
Gold revenue	$59,920	$2,768	$187	$62,875	$53,753	$3,786	$354	$57,893	9%
Silver revenue	152	2,975	2,435	5,562	93	2,954	3,810	6,857	-19%
Lead revenue	–	–	393	393	–	–	832	832	-53%
Zinc revenue	–	–	826	826	–	–	1,081	1,081	-24%
Ore processing revenue	–	–	–	–	–	–	36	36	-100%
Smelting and refining charges	(1)	(378)	(569)	(948)	(21)	(344)	(655)	(1,020)	-7%
Total revenue	$60,071	$5,365	$3,272	$68,708	$53,825	$6,396	$5,458	$65,679	5%
Average realized metal prices and FX rates
Gold (per ounce)				$1,884				$1,485	27%
Silver (per ounce)				$25.06				$17.71	42%
Lead (per pound)				$0.87				$0.90	-3%
Zinc (per pound)				$1.48				$1.05	41%
USD/CAD				1.306				1.321	-1%
USD/BRL				5.396				4.117	31%
USD/MXN				20.594				19.268	7%

GREAT PANTHER MINING LIMITED	Page 22
Management’s Discussion & Analysis

(000s)	Q4 2020	Q4 2019	Change	% Change
Revenue	$68,708	$65,679	$3,029	5%
Production costs	36,275	57,232	(20,957)	-37%
Mine operating earnings before non-cash items[1]	32,433	8,447	23,986	284%
Amortization and depletion	10,180	13,373	(3,193)	-24%
Share-based compensation	109	120	(11)	-9%
Mine operating earnings	22,144	(5,046)	27,190	-539%
Mine operating earnings before non-cash items (% of revenue)	47%	13%
Mine operating earnings (% of revenue)	32%	-8%
G&A expenses	2,287	8,983	(6,696)	-75%
EE&D expenses	3,214	13,878	(10,664)	-77%
Business acquisition costs	–	60	(60)	-100%
Care and maintenance costs	–	197	(197)	-100%
Finance and other expense	1,732	51	1,681	n/a
Tax expense (recovery)	1,300	(147)	1,447	n/a
Net income (loss)	$13,611	$(28,068)	$41,679	n/a
Adjusted net income (loss)[1]	$6,102	$(32,403)	$38,505	n/a
Adjusted EBITDA[1]	$26,513	$(5,338)	$31,851	n/a
Free cash-flow[1]	$9,057	$2,405	$6,652	277%

Revenue

(000's)	Gold	Silver	Other metals	Smelting and refining costs	Total
Increase (decrease) in revenue related to:
Price	$13,329	$1,642	$231	$–	$15,202
Volumes sold	(8,347)	(2,936)	(925)	–	(12,208)
Other	–	–	(36)	71	35
	$4,982	$(1,294)	$(730)	$71	$3,029
Revenue – Q4 2019					65,679
Revenue – Q4 2020					$68,708

Revenue generated in the fourth quarter of 2020 was $68.7 million compared with $65.7 million for the fourth quarter of 2019. The increase in revenue of $3.0 million over the same period last year was attributed to higher realized gold and silver prices ($15.0 million), and higher realized price for zinc ($0.2 million). These factors were partly offset by lower metal sales volumes from a decrease in metal production ($12.2 million).

Production costs

Production costs for the fourth quarter of 2020 decreased by $21.0 million compared with the fourth quarter of 2019. The decrease was predominantly attributable to the weakening of the BRL and MXN relative to the USD, which reduced production costs ($10.4 million), lower BRL production costs at Tucano ($4.5 million), and lower sales volume ($9.6 million). These were partially offset by higher MXN production costs at the GMC and Topia ($2.1 million and $1.4 million, respectively).

[1]	The Company has included non-GAAP performance measures such as mine operating earnings before non-cash items, adjusted net loss, adjusted EBITDA and free cash-flow throughout this document. Refer to the Non-GAAP Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s financial results reported in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

GREAT PANTHER MINING LIMITED	Page 23
Management’s Discussion & Analysis

Amortization and depletion

Amortization and depletion for the fourth quarter of 2020 decreased compared with the fourth quarter of 2019, primarily due to the lower sales of gold for the quarter, and the increase in the estimated useful life of Tucano based on the 2020 MRMR update announced in the fourth quarter of 2020.

Mine operating earnings

Mine operating earnings before non-cash items for the fourth quarter of 2020 was $32.4 million compared with $8.4 million for the fourth quarter of 2019. The components of mine operating earnings before non-cash items being revenue and production costs are analyzed above.

Mine operating earnings for the fourth quarter of 2020, including non-cash items, was $22.1 million compared with negative $5.0 million for the fourth quarter of 2019.

General and administrative expenses

G&A expenses for the fourth quarter of 2020 decreased by $6.7 million, or 75%, as the comparative period included a $5.6 million accrual for Brazilian legal claims and a $0.6 million non-recurring severance charges as a result of management changes. A $0.9 million decrease in G&A expenses related to the Australian head office of Beadell for which the primary severance and other post-acquisition contractual costs came to an end in the second quarter of 2020 following the closure of the office in the second quarter of 2019. In addition, there was a $0.4 million decrease in consulting, legal and recruitment fees. These were partly offset by a $0.4 million increase in share-based compensation included in G&A, and a $0.4 million increase in insurance premiums.

Exploration, evaluation and development expenses

EE&D expenses for the fourth quarter of 2020 decreased by $10.7 million, or 77%, compared with the same period in 2019, mainly due to a $9.8 million decrease in Mexico reclamation and remediation provision estimate recorded in EE&D, and a $2.3 million decrease in Coricancha expenditures.

Business acquisition costs

Business acquisition costs for the fourth quarter of 2019 of $0.1 million related to the Acquisition.

Finance and other expense

(000s)	Q4 2020	Q4 2019	Change	% Change
Interest income	$113	$110	$3	3%
Finance costs	(1,485)	(1,988)	503	-25%
Accretion expense	(642)	(965)	323	-33%
Gain on derivative instruments	2,582	4,035	(1,453)	-36%
Foreign exchange loss	(1,301)	(484)	(817)	169%
Other expense	(999)	(759)	(240)	32%
Total Finance and other expense	$(1,732)	$(51)	$(1,681)	3,296%

Finance and other expense for the fourth quarter increased by $1.7 million, compared with the same period in 2019, primarily due to a $1.5 million decrease in derivative instrument gains as a result of the BRL/USD forward foreign exchange contracts, which were marked to market at the prevailing exchange rate at December 31, 2020 (5.20 BRL/USD), a $0.2 million increase in other expense, and a $0.8 million increase in foreign exchange losses that mainly arose from the translation of foreign currency-denominated borrowings and net working capital into the BRL functional currency of our operations in Brazil. These were partly offset by a $0.5 million decrease in finance costs related to interest expense on borrowings and past-due payables, and a $0.3 million decrease in accretion expense.

GREAT PANTHER MINING LIMITED	Page 24
Management’s Discussion & Analysis

Tax expense

Income tax expense for the fourth quarter of 2020 increased by $1.4 million.

Net income (loss)

For the fourth quarter of 2020, the Company recorded net income of $13.6 million compared with a net loss of $28.1 million for the fourth quarter of 2019.

Adjusted earnings before interest, taxes, depreciation and amortization

Adjusted EBITDA was $26.5 million in the fourth quarter of 2020 compared with negative $5.3 million in the fourth quarter of 2019. The increase reflects a $24.0 million increase in mine operating earnings before non-cash items, a $0.9 million decrease in EE&D expenses before non-cash items (such as non-cash share-based compensation and changes in estimates of reclamation provisions), a $7.0 million decrease in G&A cash expenses, and a $0.2 million decrease in care and maintenance costs at the GMC. These were partly offset by a $0.2 million increase in other expenses.

GREAT PANTHER MINING LIMITED	Page 25
Management’s Discussion & Analysis

SELECTED ANNUAL INFORMATION

The following table sets out selected annual financial results, which have been prepared in accordance with IFRS, except as noted:

(in 000’s, except per-share amounts)	2020	2019	2018
Revenue	$260,805	$198,653	$59,434
Production costs	136,297	156,779	47,414
Mine operating earnings before non-cash items[1]	124,508	41,874	12,020
Amortization and depletion and share-based compensation	40,641	35,029	3,835
Mine operating earnings	83,867	6,845	8,185
G&A expenses	12,926	17,557	6,389
EE&D expenses	13,295	24,026	11,708
Impairment of goodwill	–	38,682	–
Finance and other income (expense)	(52,828)	(13,140)	1,846
Net income (loss)	334	(91,022)	(10,063)
Basic and diluted loss per share	0.00	(0.33)	(0.06)
Adjusted net income (loss)[1]	22,524	(47,260)	(9,668)
Adjusted earnings (loss) per share[1]	0.07	(0.17)	(0.06)
Adjusted EBITDA[1]	98,019	7,919	(5,054)
Free cash-flow[1]	26,941	(12,123)	(1,742)
	December 31, 2020	December 31, 2019	December 31, 2018
Cash and short-term deposits	63,396	36,970	50,581
Total assets	280,420	270,742	112,776
Total non-current liabilities	80,631	77,717	25,000
Working capital	31,396	12,815	63,271

[1]	The Company has included the non-GAAP performance measures cash cost per gold ounce sold, cash cost per payable silver ounce, AISC per gold ounce sold, excluding corporate G&A expenditures, AISC per gold ounce sold, AISC per payable silver ounce, mine operating earnings before non-cash items, adjusted net income (loss), adjusted earnings (loss) per share, adjusted EBITDA, and free cash-flow throughout this document. Refer to the Non-GAAP Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s reported financial results in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

GREAT PANTHER MINING LIMITED	Page 26
Management’s Discussion & Analysis

SUMMARY OF SELECTED QUARTERLY INFORMATION

(000s, except per-share amounts)	Q4 2020	Q3 2020	Q2 2020	Q1 2020	Q4 2019	Q3 2019[3]	Q2 2019[3]	Q1 2019[3]
Revenue	$68,708	$77,019	$67,028	$48,050	$65,679	$71,002	$45,278	$16,694
Production costs	36,275	34,948	31,273	33,802	57,232	51,794	34,550	13,203
Mine operating earnings before non-cash items[1]	32,433	42,071	35,755	14,248	8,447	19,208	10,728	3,491
Amortization and depletion and share-based compensation	10,289	10,179	11,894	8,278	13,493	11,736	7,826	1,974
Mine operating earnings (loss)	22,144	31,892	23,861	5,970	(5,046)	7,472	2,902	1,517
G&A expenses	2,287	3,456	3,589	3,594	8,983	2,876	3,193	2,505
EE&D expenses	3,214	4,044	2,541	3,495	13,878	2,901	4,488	2,759
Impairment of goodwill	–	–	–	–	–	–	–	38,682
Finance and other income (expense)	(1,731)	(3,449)	(8,500)	(39,148)	(51)	(10,080)	(422)	(2,587)
Net income (loss) for the period	13,611	18,635	8,552	(40,464)	(28,068)	(9,171)	(5,758)	(48,026)
Basic and diluted earnings (loss) per share	0.04	0.05	0.03	(0.13)	(0.09)	(0.03)	(0.02)	(0.24)
Adjusted net income (loss)[1]	6,102	12,540	11,430	(7,548)	(32,403)	(920)	(8,965)	(4,974)
Adjusted earnings (loss) per share[1]	0.02	0.04	0.03	(0.02)	(0.10)	(0.00)	(0.03)	(0.02)
Adjusted EBITDA[1]	26,513	34,934	30,191	6,380	(5,338)	12,909	2,044	(1,698)
Free cash-flow[1]	9,057	10,984	11,574	(4,674)	2,405	8,636	(10,529)	(12,636)

	Q4 2020	Q3 2020	Q2 2020	Q1 2020	Q4 2019	Q3 2019[3]	Q2 2019[3]	Q1 2019[3]
Tonnes milled[2]	951,352	888,746	847,174	880,162	928,198	813,260	782,568	263,821
Production
Gold (ounces)	33,703	34,031	36,357	28,940	37,089	39,651	33,461	8,293
Silver (ounces)	225,477	375,247	142,457	374,917	423,231	418,032	349,668	338,431
Lead (tonnes)	212	457	163	401	487	539	453	481
Zinc (tonnes)	294	565	223	632	650	689	575	662
Au eq oz	36,997	39,788	38,541	34,725	44,697	47,374	39,922	14,860
Sales
Gold ounces sold	33,374	35,179	37,076	26,807	38,992	43,025	29,850	8,189
Au eq oz sold	36,549	40,489	39,316	32,225	45,625	50,118	35,759	14,244
Cost metrics
Cash cost per gold ounce sold[1]	$905	$712	$729	$1,045	$1,268	$1,014	$950	$868
AISC per gold ounce sold excluding corporate G&A expenditures[1]	$1,248	$1,023	$1,027	$1,749	$1,615	$1,310	$1,153	$1,506
AISC per gold ounce sold[1]	$1,318	$1,123	$1,126	$1,886	$1,703	$1,377	$1,260	$1,816

[1]	The Company has included the non-GAAP performance measures cash cost per gold ounce sold, cash cost per payable silver ounce, AISC per gold ounce sold excluding corporate G&A expenditures, AISC per gold ounce sold, AISC per payable silver ounce, mine operating earnings before non-cash items, adjusted net income (loss), adjusted earnings (loss) per share, adjusted EBITDA, and free cash-flow throughout this document. Refer to the Non-GAAP Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s financial results reported in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

[2]	Excludes purchased ore.

[3]	The quarterly information for 2019 was restated to reflect the adjustments related to the Tucano 2019 MRMR that impacted the period from March 5, 2019 to September 30, 2019. Refer to the December 31, 2019 MD&A for further details of the impact.

GREAT PANTHER MINING LIMITED	Page 27
Management’s Discussion & Analysis

Trends in revenue over the last eight quarters

Revenue varies based on the metal production level, timing of the sales of refined gold and metal concentrates, metal prices and terms of sales agreements. The climate in Mexico allows mining and exploration activities to be conducted throughout the year, and therefore, there are no meaningful seasonal effects on metal production from the Company’s Mexican operations. In Brazil, Tucano is affected by seasonal weather. During the wet season (normally from January through June), production rates are lower than during the dry season (normally July until December). Prior to the Acquisition, the Company’s trend in revenue was mainly impacted by the fluctuation in prices for silver and gold.

The majority of the metal production for the first quarter of 2019 were from the Mexican operations. Since the acquisition of Tucano on March 5, 2019, metal production from the second quarter of 2019 up to the fourth quarter of 2020 was in the 34,700 – 47,400 Au eq oz range. Metal production for the third and fourth quarters of 2019 also increased due to the successful commissioning of the supplemental oxygen system at Tucano, which enabled the processing of higher-grade sulphide ore. Metal production decreased in the first quarter of 2020 due to the UCS pit issue at Tucano from the fourth quarter of 2019, as noted in the Company’s news releases on October 7, 2019, and October 15, 2019, and lower metal production at Topia.

Trends in net income over the last eight quarters

The Company’s net income is mainly dependent on fluctuations in metal prices, rates of metal production, variability in the Mineral Resource, EE&D activities, and foreign exchange rates, and since the Acquisition, seasonality of production has become a significant factor, as discussed above. The Company also incurred significant EE&D expenditures in relation to the Coricancha BSP from the third quarter of 2018 until its completion in the second quarter of 2019, and additional costs associated with the ore processing campaign which commenced in the fourth quarter of 2019. Production costs in Mexico have increased in more recent quarters as a result of higher variability in Mineral Resources at the GMC, costs of temporary shutdowns affecting production costs, personnel restructuring costs, and mining contractor rate increases at both the GMC and Topia.

To mitigate its exposure to foreign exchange risk, the Company from time to time enters into forward currency contracts. To the end of the first quarter of 2019, these were primarily for MXN. Commencing the second quarter of 2019, the Company entered into contracts for BRL. Such contracts can result in foreign exchange gains and losses, as these contracts are marked to market at the end of each reporting period. Foreign exchange gains or losses are included in finance and other income. Foreign exchange gains and losses also arise from the translation of foreign currency denominated transactions and balances into the functional currencies of the Company and its subsidiaries.

The Company’s EE&D expenditures have been primarily incurred in relation to Coricancha care and maintenance and project expenditures after its acquisition in June 2017, with the exception of the fourth quarter of 2019 when adjustments to Mexican reclamation provisions were recorded in the amount of $9.7 million.

Since the acquisition of Tucano on March 5, 2019, G&A expenditures were fairly consistent over the last eight quarters with the exception of non-recurring G&A charges related to management changes and accruals made for Brazilian legal claims in the fourth quarter of 2019.

GREAT PANTHER MINING LIMITED	Page 28
Management’s Discussion & Analysis

GUIDANCE AND OUTLOOK

Outlook

In 2021, consolidated gold equivalent production from the Tucano, Topia and GMC mines is expected to be 135,000 to 150,000 Au eq oz, with the second half of 2021 expected to account for a least 55% of the annual production guidance. The mine plan for Tucano also reflects more stripping in the first half of 2021 and therefore AISC is expected to be higher than the annual guidance in the first half of 2021. The Mineral Reserve and Resource update for Tucano announced in December has allowed for an extension of the life of the Urucum and Tapereba pits that have been mined at Tucano over the last several years, and the latest mine plan will see a transition to mining higher grades in 2022 and 2023.

These production and cost guidance estimates are forward-looking statements and information. They should be read in conjunction with the Cautionary Statement on Forward-Looking Statements section at the end of this MD&A. The Company may revise guidance during the year to reflect actual results to date and those anticipated for the remainder of the year.

Readers are cautioned that there are no current estimates of Mineral Reserves for any of the Company’s Mexican mines. As a result, there may be increased uncertainty and risks of achieving any particular level of recovery of minerals from the Company’s mines or the costs of such recovery. Mineral Resources that are not Mineral Reserves have no demonstrated economic or technical viability. These risks could have a material adverse impact on the Company’s ability to generate anticipated revenues and cash flows to fund operations and ultimately achieve or maintain profitable operations.

2021 Guidance	Tucano	Mexico	Consolidated
Gold eq production (oz)[1]	110,000-120,000	25,000-30,000	135,000-150,000
Silver production (k oz)	–	1,500-1,600	1,500-1,600
Gold production (oz)	110,000-120,000	8,000-10,000	118,000-130,000
AISC ($/ Au oz sold)[2]	$1,350-1,450	N/A	$1,350-1,450
Exploration (operating mines) ($ millions)	$8.4	$3.0	$11.4

The production and cost guidance for 2021 assumes no COVID-19 related shutdowns, ongoing geotechnical control/stability of the UCS pit and the Company’s ability to successfully access the mineralization in the UCS pit without additional costs or interruption and permitting of additional tailings storage capacity at the GMC.

[1]	Gold equivalent ounces for 2021 are calculated using a 1:85 ratio of the silver price to the gold price, which is representative of the average ratio for the respective metal prices for 2020, and approximate ratios for the price/ounce of gold to price/pound of lead and zinc, respectively, for 2020.

[2]	AISC is a non-GAAP measure and is widely used in the mining industry as a benchmark for performance, but does not have a standardized meaning as prescribed by IFRS as an indicator of performance and accordingly may not be directly comparable to similarly titled measures used by others and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Refer to the Non-GAAP Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s financial results reported in accordance with IFRS. The Company’s AISC guidance assumes a Brazilian real to US dollar exchange rate of 4.75. Actual results may differ.

GREAT PANTHER MINING LIMITED	Page 29
Management’s Discussion & Analysis

LIQUIDITY AND CAPITAL RESOURCES

Net working capital including cash and cash equivalents

(000s)	December 31, 2020	December 31, 2019	Change
Cash and cash equivalents	$63,396	$36,970	$26,426
Net working capital	$31,396	$12,815	$18,581
Adjusted net working capital[1]	$34,369	$9,361	$25,008

Cash and cash equivalents increased by $26.4 million during 2020 primarily due to $68.9 million of cash provided by operating activities, $14.7 million of net proceeds from the bought deal financing, $11.3 million of gross proceeds from the gold doré prepayment facility with Samsung, and $0.7 million in proceeds from the exercise of stock options. These contributions to cash were partially offset by capital investments of $41.9 million, including $29.1 million of capitalized stripping costs at Tucano, $20.1 million in net principal repayments on borrowings, $5.8 million in lease liability payments, and a $1.3 million reduction in cash as a result of foreign currency translation. Cash provided by operating activities is net of realized losses on the Company’s non-deliverable BRL forward contracts and a premium paid for gold put options for the year ended December 31, 2020 totalling $21.6 million.

The $18.6 million increase in net working capital is primarily attributed to the increase in cash and cash equivalents partially offset by the mark-to-market adjustment on the Company’s non-deliverable BRL forward contracts at December 31, 2020.

Operating activities

For the year ended December 31, 2020, cash flows provided by operating activities before changes in non-cash working capital amounted to $69.0 million, compared with outflows of $1.5 million in 2019. This $70.5 million increase is primarily due to higher realized gold and silver prices and gold ounces sold, in addition to lower cash cost per gold ounce sold. Including a $0.1 million decrease in non-cash working capital, cash flow from operating activities was $68.9 million.

Cash flow from operating activities, before changes in non-cash working capital, was $17.8 million in the quarter ended December 31, 2020, up $25.6 million over the comparable period of 2019. This increase is attributable to higher realized gold and silver prices, as well as lower cash cost per gold ounce sold. Including changes in non-cash working capital, cash flow from operating activities was $18.0 million for the fourth quarter of 2020.

Investing activities

The Company invests excess cash in short-term deposits and similar instruments as part of its routine cash management procedures. As these instruments are acquired or mature at various times and periods, cash flows provided by or used in investing activities vary significantly from quarter to quarter.

Excluding movements in short-term deposits, for the year ended December 31, 2020, the Company invested $41.9 million in plant and equipment, including $29.1 million of capitalized stripping at Tucano. The investing cash outflows during 2019 related to $25.9 million in additions of plant and equipment (including $13.3 million of capitalized stripping at Tucano), partially offset by $2.7 million of partial repayment received on the loan advanced to Beadell prior to the Acquisition, $1.4 million in cash received upon the Acquisition, and a $0.4 million net cash recovery in relation to the Coricancha environmental bond.

For the quarter ended December 31, 2020, the Company’s cash outflows in respect of investing activities included $9.2 million for additions to mineral properties, plant and equipment (including $4.7 million of capitalized stripping costs at Tucano). For the fourth quarter of 2019, the comparative figures included $5.4 million in additions to plant and equipment (including $1.1 million of capitalized stripping costs at Tucano).

[1]	The Company has included the non-GAAP performance measure Adjusted Net Working Capital which is calculated as Net Working Capital, less the fair value of derivative assets and liabilities. Refer to the Non-GAAP Measures section of this MD&A for an explanation of this measure and reconciliation to the Company’s financial results reported in accordance with IFRS.

GREAT PANTHER MINING LIMITED	Page 30
Management’s Discussion & Analysis

Financing activities

For the year ended December 31, 2020, cash flows provided by financing activities amounted to $0.8 million consisting of $14.7 million of net cash proceeds from the bought-deal financing in the second quarter of 2020, $11.3 million of gross proceeds from the gold doré prepayment facility with Samsung, $24.7 million of drawings on credit facilities and $0.7 million in proceeds from the exercise of stock options, partly offset by $44.8 million in principal repayments on borrowings and $5.8 million in lease liability payments. The financing cash outflow during 2019 related to the net cash repayment of borrowings of $16.2 million, and payment of lease liabilities of $6.2 million, partly offset by the net cash proceeds from the bought deal financing of $15.9 million, and proceeds from the exercise of stock options of $0.5 million.

Cash flows used in financing activities of $13.1 million during the fourth quarter of 2020 is primarily attributed to $11.9 million net cash repayment of borrowings, and $1.4 million payment of lease liabilities, partly offset by $0.2 million in proceeds from the exercise of stock options. The $7.4 million cash flow from financing activities in the fourth quarter of 2019 related to the $10.0 million promissory note from IXM S.A. (“IXM”), partly offset by net cash repayments on Tucano borrowings of $0.8 million, and the payment of lease liabilities of $1.8 million.

Offering – use of proceeds

The net proceeds from the Offering after deducting the underwriters’ fee and expenses were $14.7 million. The following table provides a reconciliation between the Company’s planned use of the net proceeds from the Offering and the actual use of proceeds as of December 31, 2020.

($ millions)	Intended Use of Proceeds	Total Spend to December 31, 2020
Near-mine and regional exploration programs at Tucano	$6.6	$2.1
Working capital and general corporate purposes [1]	6.2	6.2
Total [2]	$12.8	$8.3

[1]	Under the terms of the Amended and Restated Deed of Acknowledgement of Debt, Termination and Release of Open Pit Mining Services Contract dated effective March 5, 2019 (the “MACA Agreement”) between the Company, its subsidiaries, Mina Tucano Ltda. and Beadell Resources Ltd., and MACA Mineracao e constucao Civil Limitada and MACA Limited (together, “MACA”), the Company is required to pay to MACA an amount equal to 10% of the proceeds of the Offering, net of direct costs and expenses of undertaking the Offering, including legal, brokerage and advisor fees.

[2]	The difference between the net proceeds of $14.7 million and the intended use of proceeds of $12.8 million relates to over-allotment. The additional proceeds attributed to the over-allotment have been used for general working capital purposes which includes the repayment of the IXM note.

GREAT PANTHER MINING LIMITED	Page 31
Management’s Discussion & Analysis

The Company plans to continue to evaluate its needs for additional financing beyond the proceeds of the Offering from time-to-time. The Company will also evaluate, from time-to-time, sales of the common shares under the Company’s At-the-market financing facility (the “ATM Facility”) in order to improve the Company’s liquidity and working capital position. To date, the Company has not issued any shares under the ATM Facility (further discussed below). To the extent that cash flows generated from operations during 2021 are less than anticipated and the Company does not complete sales under the ATM Facility, the Company may be required to seek alternative sources of financing.

Trends in liquidity and capital resources

As at December 31, 2020, cash and cash equivalents were $63.4 million and net working capital totalled $31.4 million. The Company has $30.9 million of current borrowings at December 31, 2020, $3.3 million was repaid subsequent to the end of the year, and there are approximately $28.8 million of remaining repayments due in 2021. The Company has unsecured, revolving, interest-bearing bank facilities totalling $3.0 million that are repayable from January 2021 to March 2021. To date, the Company has been generally able to renew or replace these facilities, but cannot provide assurance that it will be able to do so in the future. The unsecured bank facilities are interest bearing at a weighted average fixed interest rate of 5.8% per annum. Subsequent to December 31, 2020, facilities totalling $1.4 million matured and were not renewed.

The Company expects to generate positive cash flows from its mining operations in 2021 prior to capital investments, exploration and evaluation and development costs, and debt repayment obligations, at current metal prices and at current exchange rates for the BRL and MXN to the USD. This also assumes no further significant disruptions to production related to government measures to reduce the spread of COVID-19, such as the temporary measures that affected Mexico and Peru and possible measures affecting Tucano discussed in this MD&A. The Company may raise additional debt or equity over the next twelve months to improve working capital, fund planned capital investments and exploration programs for its operating mines, for acquisitions and to meet scheduled debt repayment obligations.

As previously discussed under Results of Operations section, the Company has entered into forward currency contracts to reduce its exposure to the fluctuation in BRL to USD exchange rates. These contracts are settled in cash at each maturity date for an amount equal to the difference between the spot market exchange rate on the settlement date and the contract rate multiplied by the contractual notional amount. For January and February 2021, the Company realized a loss of $3.5 million on final settlement of the remaining forward exchange contracts. The Company has not entered into any additional exchange contracts since January 2020.

Additional capital may be needed in the event the Company determines it will undertake other projects that are currently not part of its plans and guidance, or if the Company undertakes an acquisition. Sources of capital include the ATM Facility entered into by the Company in July 2019 and accessing the private and public capital markets for debt and equity over the next twelve months. Adverse movement in metal prices, unforeseen impacts to the Company’s operation, and/or the inability to renew or extend existing credit facilities that become due may increase the need to raise new external sources of capital, and the inability to access sources of capital could adversely impact the Company’s liquidity and require the Company to curtail capital and exploration program, and other discretionary expenditures.

In the second quarter of 2019, the Company entered into the agreement governing the ATM Facility under which it can sell common shares equal to the lesser of i) 10% of the aggregate market value of the Company’s outstanding common shares as at the last trading day of the month before the month in which the first trade under the offering is made, and ii) aggregate gross proceeds of $25.0 million. In the second quarter of 2020 and the third quarter of 2019, the Company completed bought deal financings for gross proceeds of $16.1 million and $17.3 million, respectively.

The Company is actively pursuing refunds of two Brazilian taxes, the Program of Social Integration (“PIS”) and Contribution for the Financing of Social Security (“COFINS”). Efforts to date have been successful in decreasing these receivables.

The Company completed the acquisition of Tucano in March 2019, which resulted in significant growth in the business. Over the next 12 months, the Company expects to focus on continued Tucano optimization and exploration. In Mexico, a key focus will be the completion of Topia Phase III TSF, the exploration program at the GMC, and the overall improvement of the performance of the Mexican operations. In Peru, the Company will be further evaluating the potential for a restart of Coricancha.

GREAT PANTHER MINING LIMITED	Page 32
Management’s Discussion & Analysis

The Company’s operating cash flows are very sensitive to the prices of gold and silver, and foreign exchange rate fluctuations, as well as fluctuations in ore grades and other operating factors. Consequently, any cash flow outlook the Company provides may vary significantly. Spending and capital investment plans may also be adjusted in response to changes in operating cash flow expectations. An increase in average gold and silver prices from current levels may result in an increase in planned expenditures and, conversely, weaker average silver prices and gold prices could result in a reduction of planned expenditures.

Contractual obligations

(000s)	Total	1 year	2-3 years	4-5 years	Thereafter
Operating lease payments	$32	$32	$–	$–	$–
Drilling services	710	710	–	–	–
Equipment purchases	1,420	1,420	–	–	–
Debt obligations	33,399	30,934	2,465	–	–
Capital lease obligations	11,221	5,296	5,925	–	–
Other financial obligations	38,625	38,434	191	–	–
Total	$85,407	$76,826	$8,581	$–	$–

Under the terms of the acquisition agreement for Coricancha (the “Coricancha Acquisition Agreement”), Nyrstar (the “Vendor”) agreed to indemnify the Company for up to $20.0 million on account of certain reclamation and remediation expenses incurred in connection with Coricancha. As at December 31, 2020, the Company’s consolidated financial statements reflect a reimbursement right in the amount of $12.2 million in respect of these reclamation and remediation obligations that will be recoverable from the Vendor when these expenditures are incurred. Since closing the acquisition on June 30, 2017, the Company has received $1.8 million in reimbursements from the Vendor in respect of reclamation and remediation costs incurred by the Company at Coricancha.

Under the Coricancha Acquisition Agreement, the Vendor also agreed to indemnify the Company for up to $4.0 million in respect of legal claims and fines and sanctions that the Company may be required to pay in connection with Coricancha. As at December 31, 2020, the Company has recorded a reimbursement right in the amount of $1.9 million in respect of certain legal claims, fines and sanctions that will be recoverable from the Vendor upon the conclusion of these claims.

Pursuant to the acquisition of Coricancha on June 30, 2017, the Vendor agreed to maintain a remediation bond in the amount of $9.7 million for Coricancha until at least June 30, 2020. On June 29, 2020, the Company reached an agreement with the Vendor to defer post-remediation bond funding requirements beyond the original June 30, 2020, expiry date. The Vendor will maintain a $7.0 million bond until June 30, 2021, and $6.5 million for the following year, effectively deferring the Company’s funding requirements for these amounts until June 30, 2022 unless Great Panther makes a decision to permanently close Coricancha. The amount of the remediation bond amount was increased in June 2017 to $10.9 million. If a decision to permanently close the mine is made, Nyrstar will fund closure costs up to the revised amount of its bond funding obligation, and Coricancha will be required to post the full amount of the required amount of the remediation bond with Peruvian government authorities. If no decision is made to permanently close Coricancha by June 30, 2022, then Coricancha will likewise be required to post the full amount of the required reclamation bond. Refer to the Significant Events – Coricancha section of this MD&A for more information.

Off-balance sheet arrangements

Other than as disclosed, the Company had no material off-balance sheet arrangements as at the date of this MD&A that have, or are reasonably likely to have, a current or future effect on the financial performance or financial condition of the Company.

GREAT PANTHER MINING LIMITED	Page 33
Management’s Discussion & Analysis

TRANSACTIONS WITH RELATED PARTIES

The Company had no material transactions with related parties.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions which affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Estimates are based on historical experience and other factors considered to be reasonable and are reviewed on an ongoing basis. Actual results may differ from these estimates.

Refer to note 4 of the 2020 annual audited consolidated financial statements for a detailed discussion of the areas in which critical accounting estimates are made and where actual results may differ from the estimates under different assumptions and conditions and may materially affect financial results of its statement of financial position reported in future periods.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

CHANGES IN ACCOUNTING POLICIES

The Company adopted the new IFRS 3 – Business Combinations accounting standard effective January 1, 2020. The adoption of this standard did not have a material impact on the consolidated financial statements for the year ended December 31, 2020.

NEW ACCOUNTING STANDARDS

There are no new accounting standards that had a material impact on the Company’s consolidated financial statements for the year ended December 31, 2020.

FINANCIAL INSTRUMENTS

(000s)	Fair value[1]	Basis of measurement	Associated risks
Cash and cash equivalents	$63,396	Amortized cost	Credit, currency, interest rate
Marketable securities	$1	Fair value through other comprehensive income (loss)	Exchange
Trade receivables	$2,011	Amortized cost	Credit, commodity price
Derivative assets	$–	Fair value through profit or loss	Credit, currency, interest rate
Restricted cash	$1,055	Amortized cost	Credit, currency, interest rate
Trade payables and accrued liabilities	$42,428	Amortized cost	Currency, liquidity
Derivative liabilities	$2,974	Fair value through profit or loss	Credit, currency, interest rate
Borrowings	$33,398	Amortized cost	Currency, liquidity, interest rate

The Company may be exposed to risks of varying degrees of significance from financial instruments. Management’s close involvement in the operations allows for the identification of risks and variances from expectations. A discussion of the types of risks the Company is exposed to, and how such risks are managed by the Company, is provided in note 26 of the annual audited consolidated financial statements for the year ended December 31, 2020.

[1]	As at December 31, 2020.

GREAT PANTHER MINING LIMITED	Page 34
Management’s Discussion & Analysis

SECURITIES OUTSTANDING

As of the date of this MD&A, the Company had 354,727,818 common shares issued and outstanding.  There were 10,942,134 options, 2,067,495 restricted share units, 1,970,600 performance-based restricted share units, 2,420,270 deferred share units and 9,749,727 share purchase warrants outstanding.

NON-GAAP MEASURES

The Company has included certain non-GAAP performance measures throughout this MD&A, including EBITDA, adjusted EBITDA, adjusted net loss, adjusted net loss per share, adjusted net working capital, mine operating earnings before non-cash items, free cash-flow, cash cost per gold ounce sold, cash cost per payable silver ounce, AISC per gold ounce sold, AISC per payable silver ounce and AISC per gold ounce sold excluding corporate G&A expenditures, each as defined in this section. The Company employs these measures internally to measure its operating and financial performance and to assist in business decision making. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors and other stakeholders also use these non-GAAP measures as information to evaluate the Company’s operating and financial performance. As there are no standardized methods of calculating these non-GAAP measures, the Company’s procedures may differ from those used by others and, therefore, the use of these measures may not be directly comparable to similarly titled measures used by others. Accordingly, these non-GAAP measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

EBITDA and Adjusted EBITDA

EBITDA provides an indication of the Company’s continuing capacity to generate income from operations before taking into account the Company’s financing decisions and costs of amortizing capital assets. Accordingly, EBITDA comprises net income (loss) excluding interest expense, interest income, amortization and depletion, and income taxes. Adjusted EBITDA adjusts EBITDA to exclude share-based compensation expense, foreign exchange gains and losses, impairment charges, changes in reclamation estimates recorded in EE&D, and non-recurring items. Under IFRS, entities must reflect within compensation expense the cost of share-based compensation. In the Company’s circumstances, share-based compensation can involve significant amounts that will not be settled in cash but are settled by the issuance of shares in exchange. The Company discloses adjusted EBITDA to aid in understanding the results of the Company.

(000s)	Q4 2020	Q4 2019	FY 2020	FY 2019
Net income (loss) for the period	$13,611	$(28,068)	$334	$(91,022)
Income tax expense	1,300	(147)	3,791	744
Interest income	(113)	(110)	(347)	(726)
Finance costs	2,127	2,954	6,610	9,156
Amortization of mineral properties, plant and equipment	10,285	13,553	40,751	35,185
EBITDA	$27,210	$(11,818)	$51,139	$(46,663)
Business acquisition costs	–	60	–	2,923
Unrealized foreign exchange loss (gain)	1,302	484	16,397	3,852
Unrealized derivative instruments loss (gain)	(2,582)	(4,035)	27,980	(2,353)
Share-based compensation	599	218	2,462	1,726
Impairment of goodwill	–	–	–	38,682
Change in reclamation and remediation provision recorded in EE&D	(16)	9,753	41	9,752
Adjusted EBITDA	$26,513	$(5,338)	$98,019	$7,919

GREAT PANTHER MINING LIMITED	Page 35
Management’s Discussion & Analysis

Free cash-flow

Free cash flow is a non-GAAP measure to analyze cash flows generated from operations and is calculated by deducting additions to mineral properties, plant and equipment from net cash provided by (used in) operating activities. Management believes this to be a useful indicator of the Company’s ability to operate without reliance on additional borrowing or usage of existing cash.

(000s)	Q4 2020	Q4 2019	FY 2020	FY 2019
Net cash provided by operating activities	$17,972	$7,785	$68,889	$13,787
Additions to mineral properties, plant and equipment	(8,915)	(5,380)	(41,948)	(25,910)
Free cash-flow	$9,057	$2,405	$26,941	$(12,123)

GREAT PANTHER MINING LIMITED	Page 36
Management’s Discussion & Analysis

Adjusted net income (loss) and adjusted earnings (loss) per share

The Company uses adjusted net income (loss) and adjusted earnings (loss) per share to supplement information in its consolidated financial statements. The Company excludes the following from net earnings to provide a measure that allows the Company to evaluate the operating results of the underlying core operations: i) share-based compensation, ii) unrealized loss on derivative instruments, iii) unrealized foreign exchange loss, iv) business acquisition costs and v) impairment of goodwill.

(000s)	Q4 2020	Q4 2019	FY 2020	FY 2019
Net income (loss) for the period	$13,611	$(28,068)	$334	$(91,022)
Adjusted for the following items:
Impairment of goodwill	–	–	–	38,682
Business acquisition costs	–	60	–	2,923
Unrealized loss (gain) on derivative instruments	(8,656)	(4,035)	6,428	(2,354)
Unrealized foreign exchange loss (gain)	548	(578)	13,300	2,785
Share-based compensation	599	218	2,462	1,726
Adjusted net income (loss)	$6,102	$(32,403)	$22,524	$(47,260)
Weighted average number of shares (000s)	354,761	311,573	337,834	273,380
Adjusted earnings (loss) per share	$0.02	$(0.10)	$0.07	$(0.17)
Diluted adjusted earnings (loss) per share	$0.02	$(0.10)	$0.07	$(0.17)

Mine operating earnings before non-cash items

Mine operating earnings before non-cash items provide a measure of the Company’s mine operating earnings on a cash basis. This measure is provided to better assess the cash generation ability of the Company’s operations, before G&A expenses, EE&D expenses, share-based compensation, and amortization. A reconciliation of mine operating earnings is provided in the Results of Operations section.

Cash cost per gold ounce sold, AISC per gold ounce sold and AISC per gold ounce sold, excluding corporate G&A expenditures

The Company uses cash costs per gold ounce sold and AISC per gold ounce sold to manage and evaluate operating performance at each of its mines. These metrics are widely reported measures in the precious metals mining industry as benchmarks for performance but do not have standardized meanings. Cash costs is calculated based on the total cash operating costs with the deduction of revenue attributable to sales of by-product metals, net of the respective smelting and refining charges.

AISC is an extension of cash costs which includes additional costs that reflect the varying costs of producing gold over the life-cycle of a mine. These include sustaining capital expenditures, sustaining EE&D expenditures, G&A costs and other costs that are not typically reported as cash costs. Sustaining expenditures are those costs incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of productive output. Non-sustaining expenditures are those which result in a material increase in the life of assets, materially increase resources or reserves, productive capacity, or future earning potential, or which result in significant improvements in recovery or grade. Non-sustaining expenditures and are not included in the calculation of AISC.

AISC excluding corporate G&A expenditures reflects the AISC at the Company’s operating mines. The calculation starts with cash cost net of by-product revenues and adds accretion of reclamation provisions, lease liability payments, sustaining EE&D expenses, and sustaining capital expenditures for the operating mines. Sustaining expenditures are those costs incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of productive output.

GREAT PANTHER MINING LIMITED	Page 37
Management’s Discussion & Analysis

The following reconciles production costs reported in the consolidated financial statements to cash costs per gold ounce sold, AISC per gold ounce sold, and AISC per gold ounce sold, excluding corporate G&A expenditures for the year ended December 31, 2020 and 2019:

	FY 2020				FY 2019
	Tucano	Mexico	Excluding Corporate costs	Including Corporate costs	Tucano	Mexico	Excluding Corporate costs	Including Corporate costs
Production costs (sales basis)	$106,732	$28,050	$134,782	$134,782	$120,662	$36,119	$156,781	$156,781
Smelting and refining charges	69	4,031	4,100	4,100	200	3,524	3,724	3,724
Revenue from custom milling	–	(34)	(34)	(34)	–	(102)	(102)	(102)
By-product revenues	(487)	(28,085)	(28,572)	(28,572)	(93)	(31,770)	(31,863)	(31,863)
Cash operating costs, net of by-product revenue (A)	$106,314	$3,962	$110,276	$110,276	$120,769	$7,771	$128,540	$128,540
G&A costs	–	–	–	10,474	5,600	–	5,600	15,721
Lease liability payments	5,433	74	5,507	5,740	5,777	96	5,873	6,094
Share-based compensation	–	–	–	2,462	–	–	–	1,726
Accretion	943	112	1,055	1,055	–	62	62	62
Sustaining EE&D costs	615	4,083	4,698	4,749	214	3,355	3,569	3,557
Stripping costs	29,108	–	29,108	29,108	13,264	–	13,264	13,264
Sustaining capital expenditures	7,749	1,990	9,739	9,739	6,274	2,098	8,372	8,372
Care and maintenance costs	–	2,208	2,208	2,208	–	795	795	795
All-in sustaining costs (B)	$150,162	$12,429	$162,591	$175,811	$151,898	$14,177	$166,075	$178,131
Gold ounces sold (C)	125,176	7,260	132,436	132,436	108,021	12,035	120,056	120,056
Cash cost per gold ounce sold (A÷C)	$849	$546	$833	$833	$1,118	$646	$1,071	$1,071
AISC per gold ounce sold (B÷C)	$1,200	$1,712	$1,228	$1,328	$1,406	$1,178	$1,383	$1,484

GREAT PANTHER MINING LIMITED	Page 38
Management’s Discussion & Analysis

The following reconciles production costs reported in the consolidated financial statements to cash costs per gold ounce sold, AISC per gold ounce sold, and AISC per gold ounce sold, excluding corporate G&A expenditures for the three months ended December 31, 2020 and 2019:

	Q4 2020				Q4 2019
	Tucano	Mexico	Excluding Corporate costs	Including Corporate costs	Tucano	Mexico	Excluding Corporate costs	Including Corporate costs
Production costs (sales basis)	$28,095	$7,930	$36,025	$36,025	$48,593	$8,639	$57,232	$57,232
Smelting and refining charges	1	947	948	948	21	999	1,020	1,020
Revenue from custom milling	–	–	–	–	–	(36)	(36)	(36)
By-product revenues	(152)	(6,629)	(6,781)	(6,781)	(93)	(8,677)	(8,770)	(8,770)
Cash operating costs, net of by-product revenue (A)	$27,944	$2,248	$30,192	$30,192	$48,521	$925	$49,446	$49,446
G&A costs	–	–	–	1,741	5,600	–	5,600	8,760
Lease liability payments	1,294	11	1,305	1,365	1,719	14	1,733	1,787
Share-based compensation	–	–	–	599	–	–	–	218
Accretion	234	49	283	283	–	6	6	6
Sustaining EE&D costs	286	1,340	1,626	1,562	214	606	820	823
Stripping costs	4,658	–	4,658	4,658	1,085	–	1,085	1,085
Sustaining capital expenditures	2,815	514	3,329	3,329	3,725	360	4,085	4,085
Care and maintenance costs	–	249	249	249	–	197	197	197
All-in sustaining costs (B)	$37,231	$4,411	$41,642	$43,978	$60,864	$2,108	$62,972	$66,407
Gold ounces sold (C)	31,802	1,572	33,374	33,374	36,213	2,779	38,992	38,992
Cash cost per gold ounce sold (A÷C)	$879	$1,430	$905	$905	$1,340	$333	$1,268	$1,268
AISC per gold ounce sold (B÷C)	$1,171	$2,806	$1,248	$1,318	$1,681	$759	$1,615	$1,703

GREAT PANTHER MINING LIMITED	Page 39
Management’s Discussion & Analysis

Cash cost per payable silver ounce and AISC per payable silver ounce

Although the Company’s primary metal produced by value is gold after the Acquisition, the Company still uses cash cost per payable silver ounce and AISC per payable silver ounce to manage and evaluate operating performance at its operating mines in Mexico because silver continues to represent a significant portion of production at these mines.

The following table reconciles cash operating costs, net of by-product revenue to AISC per payable silver ounce for the year and three months ended December 31, 2020 and 2019:

	Q4 2020		Q4 2019		FY 2020		FY 2019
	GMC	Topia	GMC	Topia	GMC	Topia	GMC	Topia
Production costs (sales basis)	$5,016	$2,914	$4,584	$4,055	$15,757	$12,293	$18,132	$17,987
Smelting and refining charges	378	569	344	655	1,486	2,545	1,173	2,351
Revenue from custom milling	–	–	–	(36)	–	(34)	–	(102)
By-product revenues	(2,768)	(1,406)	(3,786)	(2,267)	(11,889)	(6,371)	(15,554)	(9,873)
Cash operating costs net of by-product revenue (A)	$2,626	$2,077	$1,142	$2,407	$5,354	$8,433	$3,751	$10,363
Lease liability payments	1	10	2	12	1	73	16	80
Accretion	31	18	3	3	56	56	33	29
Sustaining EE&D costs	1,289	51	416	190	3,835	248	2,559	796
Sustaining capital expenditures	32	482	54	306	347	1,643	201	1,897
Care and maintenance costs	–	249	197	–	1,382	826	795	–
All-in sustaining costs (B)	$3,980	$2,887	$1,814	$2,918	$10,990	$11,278	$7,355	$13,165
Payable silver ounces sold (C)	117,430	98,593	169,162	212,882	501,622	571,087	556,582	857,440
Cash cost per payable silver ounce (A÷C)	$22.36	$21.07	$6.75	$11.31	$10.67	$14.77	$6.74	$12.09
AISC per payable silver ounce (B÷C)	$33.88	$29.28	$10.72	$13.71	$21.88	$19.75	$13.21	$15.35

GREAT PANTHER MINING LIMITED	Page 40
Management’s Discussion & Analysis

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Disclosure controls and procedures within the Company have been designed to provide reasonable assurance that all relevant information is identified to its President and Chief Executive Officer (“CEO”) and its Chief Financial Officer (“CFO”) to ensure appropriate and timely decisions are made regarding public disclosure.

Internal controls over financial reporting have been designed by management under the supervision of, and with the participation of the Company's CEO and CFO, to provide reasonable assurance regarding the reliability of the Company’s financial reporting and its preparation of financial statements for external purposes in accordance with IFRS.

There have been no changes that occurred during the year ended December 31, 2020 that have materially affected, or are reasonably likely to materially affect, internal controls over financial reporting.

Management's Report on Disclosure Controls and Procedures

Management, under the supervision of and with the participation of the Company's CEO and CFO, evaluated the effectiveness of the Company's disclosure controls and procedures and concluded, as at December 31, 2020, that such disclosure controls and procedures were effective.

Management's Report on Internal Controls Over Financial Reporting

Under the supervision and with the participation of our Company's CEO and CFO, management conducted an evaluation of the effectiveness of its internal control over financial reporting, as of December 31, 2020, based on the framework set forth in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO 2013"). Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2020.

KPMG LLP, an independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as of December 31, 2020, as stated in their report included in the Company’s annual audited consolidated financial statements for the year ended December 31, 2020.

TECHNICAL INFORMATION

The scientific and technical information contained in this MD&A has been reviewed and approved by Neil Hepworth, M.Sc., C. Eng., the Company’s Chief Operating Officer, and Nicholas Winer, FAusIMM, the Company’s Vice President, Exploration each of whom is a Qualified Person, as the term is defined in Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”).

For more detailed information regarding the Company’s material mineral properties, and technical information related thereto, including information concerning associated QA/QC and data verification matters, the key assumptions, parameters and methods used by the Company to estimate Mineral Reserves and Mineral Resources, and for a detailed description of known legal, political, environmental, and other risks that could materially affect the Company’s business and the potential development of the Company’s Mineral Reserves and Resources, please refer to the Company’s most recent AIF and the Tucano Technical Report and the GMC Technical Report, each of which is filed at www.sedar.com or the Company’s most recent reports on Form 40-F and Form 6-K filed with the SEC.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

Certain of the statements and information in this document constitute “forward-looking statements” within the meaning of the United States "Private Securities Litigation Reform Act" of 1995 and “forward-looking information” within Canadian securities laws (collectively, “forward-looking statements”). All statements, other than statements of historical fact, addressing activities, events or developments that the Company expects or anticipates will or may occur in the future are forward-looking statements. Forward-looking statements are often, but not always, identified by the words “anticipates”, “believes”, “expects”, “may”, “likely”, “plans”, “intends”, “expects”, “may”, “forecast”, “project”, “budgets”, “guidance”, “targets”, “potential”, and “outlook”, or similar words, or statements that certain events or conditions “may”, “might”, “could”, “can”, “would”, or “will” occur. Forward-looking statements reflect the Company’s current expectations and assumptions, and are subject to a number of known and unknown risks, uncertainties and other factors, which may cause the Company’s actual results, performance or achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements.

In particular, this MD&A includes forward-looking statements, principally under the section titled Guidance and Outlook, but also elsewhere in this document relating to estimates, forecasts, and statements as to management’s expectations, opinions and assumptions with respect to the future production of gold, silver, lead and zinc; profit, operating costs and cash flows; grade improvements; sales volume and selling prices of products; capital and exploration expenditures, plans, timing, progress, and expectations for the development of the Company’s mines and projects, including its planned exploration and drilling program (metres drilled); plans to evaluate future financing opportunities, including the potential to use the ATM Facility; the timing of production and the cash and total costs of production; sensitivity of earnings to changes in commodity prices and exchange rates; the impact of foreign currency exchange rates; expenditures to increase or determine reserves and resources; sufficiency of available capital resources; title to claims; expansion and acquisition plans; and the future plans and expectations for the Company’s properties and operations. Examples of specific information in this MD&A and or incorporated by reference to the annual audited consolidated financial statements for the year ended December 31, 2020, that may constitute forward-looking statements are:

GREAT PANTHER MINING LIMITED	Page 41
Management’s Discussion & Analysis

Regarding Tucano:

•	expectations regarding the mine life for Tucano, the ability to successfully transition to mining higher grades in 2022 and 2023, and the ability to operate Tucano after 2023 based on converting Mineral Resources into Mineral Reserves within the mine plan;

•	expectations regarding the ongoing geotechnical control of UCS and related slope stability, the ability to continue mining and the ability to continue to include the UCS pit as part of the Mineral Resource and Mineral Reserve Estimate;

•	expectations regarding the production profile for Tucano and its ability to meet the production and cost guidance for 2021;

•	expectations of Tucano’s significant exploration potential, including regional, and multiple in-mine and near-mine opportunities with the potential to extend the mine life the mine life by converting Mineral Resources to Mineral Reserves or discovering new Mineral Resources and its plans in 2021 targeting these opportunities;

•	plans to continue infill drilling and related expectations and timing regarding the potential for an underground mine and possible plans to make a decision to complete a feasibility study, following completion of an underground targeted drill program;

•	expectation that we will be successful in our Federal appeal regarding among other matters the ban on the use of cyanide in respect of our Tucano operations; and

•	expectations regarding capital and operating expenditures at Tucano.

Regarding the GMC:

•	expectations that the Company will maintain operations while it continues to wait for the results of the CONAGUA evaluation of the technical information submitted for the expansion of the GMC TSF (lifts 18 and 19) and that the Company can successfully extend is current tailings storage capacity using cyclones through to June 2021 while it awaits CONAGUA approval;

•	expectations that the current tailings footprint at the GMC can be maintained and can support operations at the GMC until May 2023, which capacity is subject to receipt of further permits and approvals;

•	expectations that permits associated with the use and expansion of the TSF at the GMC will be granted in due course and on favourable terms, with no suspension of the GMC operations;

•	expectations that additional Mineral Resources may be identified at the GMC, including whether or not such Mineral Resources can be defined as Mineral Reserves, and expectations that these Mineral Resources can be mined without first completing a feasibility study and converting these Mineral Resources into Mineral Reserves;

•	expectations that the Company will receive any additional water use and discharge permits required to maintain operations at the GMC; and

•	expectations regarding the results of exploration programs at Guanajuato in 2021.

Regarding Topia:

•	expectations regarding continued mining and grade recoveries at Topia given the absence of Mineral Reserves;

•	expectations that the Phase II TSF can be operated as planned on the basis of positive results of monitoring and the availability of the Phase III TSF, which is expected to be available for use after constructing retaining walls and erosion controls around the base of the facility, without interruption; and

•	expectations that the Company will be able to achieve compliance with the voluntary environmental audit program authorized by the Procuraduría Federal de Protección al Ambiente and that upon completion of the compliance program, further reviews will not lead to future suspensions of operations.

Regarding Coricancha:

•	expectation that pending proposals for modification of an approved closure plan will conclude with the approval of the MEM, which may also resolve any related fines or penalties;

•	expectations regarding the availability of funds to restart production, the timing of any production decision, and the ability to restart a commercially viable mine;

•	expectations regarding the costs to restart Coricancha;

•	expectations that Coricancha can be restarted and operated on the operating assumptions confirmed by the BSP which are preliminary in nature and are not based on Mineral Resources that have been defined as Mineral Reserves and include Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them;

GREAT PANTHER MINING LIMITED	Page 42
Management’s Discussion & Analysis

•	expectations regarding recoveries from Nyrstar in relation to its Coricancha indemnification obligations and the potential funding obligations under bonds posted with the MEM as security for closure and reclamation obligations;

•	opportunities relating to optimization of mining, future exploration and the expansion of the mine life indicated under the PEA. which is preliminary in nature and are not based on Mineral Resources that have been defined as Mineral Reserves and include Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them;

•	expectations regarding the impact of the Constitutional Case and the consequence of the removal of the injunction; and

•	expectations regarding the reclamation process, including the timing and cost to complete required reclamation.

Regarding general corporate matters:

•	guidance provided in the Guidance and Outlook section of this MD&A, such as the production, cash cost, AISC, sustaining capital and exploration growth costs as well as the ability of the Company to meet consolidated guidance and individual mine guidance;

•	expectations that the Company will be able to generate positive cash flows from operations in 2021 prior to capital investments, exploration and evaluation and development costs, and debt repayment obligations, at current metal prices and at current exchange rates for the BRL and MXN to the USD;

•	the Company’s plans to evaluate and pursue acquisition opportunities to complement its existing portfolio;

•	expectations that along with its cash flows generated from mining activities, and its current cash and other net working capital, including cash raised from equity and debt financing and the ATM Facility, that it will have sufficient capital resources to fund capital investments and projects and to repay indebtedness and carry out the programs and plans necessary to maintain and grow operations;

•	expectations that the Company’s operations will not be impacted materially by government or industry measures to control the spread of COVID-19, including the impact of future orders of federal governments to curtail or cease mining operations in Brazil or Mexico;

•	estimates made by management in the preparation of the Company’s financial statements relating to the assessments of provisions for loss and contingent liabilities relating to legal proceedings and the estimation of the carrying value of the Company’s mineral properties;

•	estimates concerning reclamation and remediation obligations and the assumptions underlying such estimates;

•	expectations that metallurgical, environmental, permitting, legal, title, taxation, socio-economic, political, social, marketing or other issues will not materially affect the Company’s estimates or Mineral Reserves and Mineral Resources or its future mining plans;

•	expectations regarding future debt or equity financings, including any sales under the Company’s existing ATM Facility to improve working capital, fund planned capital investments and exploration programs for its operating mines, for acquisitions and to meet scheduled debt repayment obligations;

•	expectations regarding access to additional capital to fund further expansion or development plans and general working capital needs; and

•	expectations in respect of permitting and development activities.

These forward-looking statements and information reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by the Company, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. These assumptions include:

•	the assumptions underlying the Company’s Guidance and Outlook continuing to be accurate;

•	continued operations at all three of the Company’s mines for 2021 without significant interruption due to COVID-19 or any other reason;

GREAT PANTHER MINING LIMITED	Page 43
Management’s Discussion & Analysis

•	continued operations at Tucano in accordance with the Company’s mine plan, including the expectations regarding the ongoing geotechnical control of UCS where mining re-started in late October;

•	the accuracy of the Company’s Mineral Reserve and Mineral Resource estimates and the assumptions upon which they are based;

•	the Company’s ability to mine Tucano in accordance with the production schedule set out in the Tucano Technical Report;

•	ore grades and recoveries; prices for silver, gold, and base metals remaining as estimated;

•	currency exchange rates remaining as estimated;

•	capital, decommissioning and reclamation estimates;

•	the Company will not be required to further impair Tucano as the current open-pit Mineral Reserves are depleted;

•	prices for energy inputs, labour, materials, supplies and services (including transportation);

•	national and international transportation arrangements to deliver Tucano’s gold doré to international refineries continue to remain available, despite inherent risks due to COVID-19;

•	international refineries that the Company uses continue to operate and refine the Company’s gold doré, and in a timely manner such that the Company is able to realize revenue from the sale of its refined metal in the timeframe anticipated, despite inherent risks due to COVID-19;

•	all necessary permits, licenses and regulatory approvals for the Company’s operations are received in a timely manner on favourable terms, including the granting of permits for the GMC TSF in time and without condition to prevent interruption to operations;

•	the Company’s ability to comply with environmental, health and safety laws;

•	the Topia Phase III TSF will be available when the Phase II TSF is no longer available;

•	Tucano will be able to continue to use cyanide in its operations;

•	management’s estimates in connection with the assessment of provisions for loss and contingent liabilities relating to legal proceedings will not differ materially from the ultimate loss or damages incurred by the Company;

•	the Company will meet its production forecasts and generate the anticipated cash flows from operations for 2021 with the result that the Company will be able to meet its scheduled debt payments when due;

•	management’s estimates regarding the carrying value of its mineral properties will not change in future financial periods, such that it would result in further write-downs and consequential impairment loss;

•	the accuracy of the information included or implied in the various published technical reports;

•	the geological, operational and price assumptions on which these technical reports are based;

•	conditions in the financial markets;

•	the ability to attract and retain skilled staff;

•	the ability to procure equipment and operating supplies and that there are no unanticipated material variations in the cost of energy or supplies;

•	the ability to secure contracts for the sale of the Company’s products (metals concentrates and gold doré);

•	the execution and outcome of current or future exploration activities;

•	the ability to obtain adequate financing for planned activities and to complete further exploration programs;

•	the Company’s ability to maintain adequate internal control over financial reporting, and disclosure controls and procedures;

•	the ability of contractors to perform their contractual obligations; and

•	operations not being disrupted by issues such as workforce shortages, mechanical failures, labour or social disturbances, illegal occupations or mining, seismic events, and adverse weather conditions.

These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to:

•	open pit mining operations at Tucano have a limited established mine life and the Company may not be able to extend the mine life for Tucano open pit operations beyond 2023 as anticipated or maintain production levels consistent with past production as Mineral Reserves are depleted;

•	the Company may experience an increase in COVID-19 infection amongst its employees and contractors even with the adoption of enhanced safety protocols and safeguards;

GREAT PANTHER MINING LIMITED	Page 44
Management’s Discussion & Analysis

•	the Company cannot provide assurance that there will not be interruptions to its operations in the future as a result of COVID-19 including: (i) the impact restrictions that governments may impose or the Company voluntarily imposes to address COVID-19 which if sustained or resulted in a significant curtailment could have a material adverse impact on the Company’s production, revenue and financial condition and may materially impact the Company’s ability to meet its production guidance included herein and complete near-mine and regional exploration plans at Tucano; (ii) shortages of employees; (iii) unavailability of contractors and subcontractors; (iv) interruption of supplies and the provision of services from third parties upon which the Company relies; (v) restrictions that governments impose to address the COVID-19 outbreak; (vi) disruptions in transportation services that could impact the Company’s ability to deliver gold doré and metal concentrates to refineries; (vii) restrictions that the Company and its contractors and subcontractors impose to ensure the safety of employees and others; (viii) restrictions on operations imposed by governmental authorities; (ix) delays in permitting; and (x) the Company may not be able to modify its operations in order to maintain production, including the availability to modify work shifts at Tucano, if necessary;

•	the Company’s ability to appropriately capitalize and finance its operations, including the risk that the Company is: (i) unable to renew or extend existing credit facilities that become due which may increase the need to raise new external sources of capital; or (ii) unable to access sources of capital which could adversely impact the Company’s liquidity and require the Company to curtail capital and exploration program, and other discretionary expenditures;

•	planned exploration activities may not result in the conversion of existing Mineral Resources into Mineral Reserves or discovery of new Mineral Resources;

•	the Company may be unable to meet its production forecasts or to generate the anticipated cash flows from operations, and as a result, the Company may be unable to meet its scheduled debt payments when due or to meet financial covenants to which the Company is subject;

•	the inherent risk that estimates of Mineral Reserves and Resources may not be accurate and accordingly that mine production and recovery will not be as estimated or predicted;

•	gold, silver and base metal prices may decline or may be less than forecasted or may experience unpredictable fluctuations;

•	fluctuations in currency exchange rates (including the USD to BRL exchange rate) may increase costs of operations;

•	even though the geotechnical consultant has given the approval to restart mining the UCS pit in the last week of October, there is no assurance that the Company will be able to continue mining through to the first quarter of 2022 as planned and be able to access the UCS Mineral Reserves which may adversely impact the Company’s production plans, future revenue and financial condition;

•	challenging operational viability of Mexican operations;

•	operational and physical risks inherent in mining operations (including pit wall collapses, tailings storage facility failures, environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather) may result in unforeseen costs, shutdowns, delays in production and exposure to liability;

•	there is no assurance that the Company will be able to identify or complete acquisition opportunities or, if completed that such acquisition will be accretive to the Company;

•	management’s estimates regarding the carrying value of its mineral properties may be subject to change in future financial periods, which may result in further write-downs and consequential impairment loss;

•	management’s estimates in connection with the assessment of provisions for loss and contingent liabilities relating to legal proceedings may differ materially from the ultimate loss or damages incurred by the Company;

•	potential political and social risks involving Great Panther’s operations in a foreign jurisdiction;

•	the potential for unexpected and excessive costs and expenses and the possibility of project delays;

•	employee and contractors relations;

•	relationships with, and claims by, local communities;

•	the Company’s ability to obtain and maintain all necessary permits, licenses and regulatory approvals in a timely manner and on favourable terms, including the granting of permits for the GMC TSF in time and without conditions which if not granted or conditioned could result in an interruption of operations and the ability to maintain those permits, licenses and regulatory approvals and the conditions required thereunder;

GREAT PANTHER MINING LIMITED	Page 45
Management’s Discussion & Analysis

•	changes in laws, regulations and government practices in the jurisdictions in which the Company operates, including the potential labour reforms in Mexico which could increase costs of our operations, the impacts of which could be significant;

•	legal restrictions related to mining;

•	the inability to operate the Topia Phase II TSF as planned, or to commence stacking at Topia Phase III when Phase II TSF is no longer available;

•	diminishing quantities or grades of mineralization as properties are mined;

•	operating or technical difficulties in mineral exploration and changes in project parameters as plans continue to be refined;

•	acts of foreign governments;

•	political risk;

•	labour or social unrest;

•	illegal mining, including the potential for safety and security risks related thereto;

•	uncertainties related to title to the Company’s mineral properties and the surface rights thereon, including the Company’s ability to acquire, economically acquire or maintain/renew, the surface rights to certain of the Company’s exploration and development projects, as well as the surface rights associated with the Company’s operations and facilities;

•	unanticipated operational difficulties due to adverse weather conditions, failure of plant or mine equipment and unanticipated events related to health, safety, and environmental matters;

•	uncertainty of revenue, cash flows and profitability, the potential to achieve any particular level of recovery, the costs of such recovery, the rates of production and costs of production, where production decisions are not based on any feasibility studies of Mineral Reserves demonstrating economic and technical viability;

•	cash flows may vary and the Company’s business may not generate sufficient cash flow from operations to enable it to satisfy its debt and other obligations;

•	an unfavourable decision by the MEM with respect to the proposed modification to the Coricancha closure plan;

•

fines, penalties, regulatory actions or charges against the Company’s Coricancha subsidiary arising from the removal of the injunction, including the potential for cumulative fines and penalties outside the control of the Company and its subsidiary;

•	reclamation costs exceed the amounts estimated and exceed the amount which Nyrstar has agreed to reimburse;

•	failure of counterparties to perform their contractual obligations, including risk that Nyrstar is unable to fund its indemnity obligations under the agreements related to the acquisition of Coricancha, as such have been amended from time to time, and the guarantors thereunder do not have the necessary financial resources to discharge their obligations under the guarantees;

•	litigation risk, including the risk that the Company will not be successful in resolving its existing litigation or that it will become subject to further litigation in the future;

•	certain of the Company’s directors and officers may continue to be involved in a wide range of business activities through their direct and indirect participation in corporations, partnerships or joint arrangements, some of which are in the same business as the Company and situations may arise in connection with potential acquisitions and investments where the other interests of these directors and officers may conflict with the interests of the Company;

•	deterioration of general economic conditions, including increased volatility and global financial conditions; and

•	the Company’s ability to operate as anticipated,

and other risks and uncertainties, including those described in respect of Great Panther in its most recent AIF, and subsequent material change reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the SEC and available at www.sec.gov.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information.

GREAT PANTHER MINING LIMITED	Page 46
Management’s Discussion & Analysis

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this MD&A. The Company will update forward-looking statements and information if and when, and to the extent required by applicable securities laws. Readers should not place undue reliance on forward-looking statements. The forward-looking statements contained herein are expressly qualified by this cautionary statement.

Further information can be found in the section entitled “Risk Factors” in the most recent Form 40-F/AIF on file with the SEC and Canadian provincial securities regulatory authorities. Readers are advised to carefully review and consider the risk factors identified in the Form 40-F/AIF for a discussion of the factors that could cause the Company’s actual results, performance and achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements. It is recommended that prospective investors consult the complete discussion of the Company’s business, financial condition and prospects that is included in the Form 40-F/AIF.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES

As a British Columbia corporation and a “reporting issuer” under Canadian securities laws, the Company is required to provide disclosure regarding its mineral properties in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. In accordance with NI 43-101, the Company uses the terms Mineral Reserves and Resources as they are defined in accordance with the CIM Definition Standards on Mineral Reserves and Resources (the “CIM Definition Standards”) adopted by the Canadian Institute of Mining, Metallurgy and Petroleum.

The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the United States Securities Exchange Act of 1934 (the “U.S. Exchange Act”). These amendments became effective on February 25, 2019 (the “SEC Modernization Rules”). The SEC Modernization Rules have replaced the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7 (“Guide 7”), which have been rescinded. As a “foreign private issuer” that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system (the “MJDS”), the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101. If the Company ceases to be a foreign private issuer or loses its eligibility to file its annual report on Form 40-F pursuant to the MJDS, then the Company will be subject to the SEC Modernization Rules, which differ from the requirements of NI 43-101.

The SEC Modernization Rules include the adoption of terms describing Mineral Reserves and Mineral Resources that are substantially similar to the corresponding terms under the CIM Definition Standards. As a result of the adoption of the SEC Modernization Rules, SEC now recognizes estimates of Measured Mineral Resources, Indicated Mineral Resources and Inferred Mineral Resources. In addition, the SEC has amended its definitions of Proven Mineral Reserves and Probable Mineral Reserves to be substantially similar to the corresponding CIM Definitions.

United States investors are cautioned that while the terms used in the SEC Modernization Rules are “substantially similar” to CIM Definition Standards, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards.  Accordingly, there is no assurance any Mineral Resources that the Company may report as “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources” under NI 43-101 would be the same had the Company prepared the resource estimates under the standards adopted under the SEC Modernization Rules. United States investors are also cautioned that while the SEC will now recognize “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, investors should not assume that any part or all of the mineral deposits in these categories would ever be converted into a higher category of Mineral Resources or into Mineral Reserves. Mineralization described by these terms has a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. Accordingly, investors are cautioned not to assume that any “Measured Mineral Resources”, “Indicated Mineral Resources”, or “Inferred Mineral Resources” that the Company reports are or will be economically or legally mineable.

Further, “Inferred Resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically.  Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist. In accordance with Canadian securities laws, estimates of “Inferred Mineral Resources” cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101.

In addition, disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC has historically only permitted issuers to report mineralization as in place tonnage and grade without reference to unit measures.

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Management’s Discussion & Analysis